Grupa Hotelowa

Warszawa,2006-08-10


SEC MAIL
RECEIVED
PROCESSING
AUG 2 1 2006
WASH., D.C.
213
SECTION

United States Securities and Exchange Commission Washington D.C. 20549 USA

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XIX Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the condensed statutory and condensed consolidated interim financial statements for the second quarter 2006 no 2/2006
Best regards




06016196

Alain Billy



Member of the Management Board

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap


PROCESSED
AUG 2 4 2006
THOMSON
FINANCIAL

dlw 8/22

ORBIS S.A.
GROUP

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENT

as at June 30, and for 6 months ended on June 30, 2006

SELECTED FINANCIAL FIGURES

for 6 months ended on June 30, 2006 with comparable figures for the year 2005

	in PLN '000		in EUR '000	
	6 months ended on June 30, 2006	6 months ended on June 30, 2005	6 months ended on June 30, 2006	6 months ended on June 30, 2005
CONSOLIDATED INCOME STATEMENT				
Net sales of services	470 618	463 117	120 665	113 495
Operating profit (loss)	18 940	20 139	4 856	4 935
Net profit (loss) on continuing operations	10 319	9 103	2 646	2 231
Net profit (loss) attributable to equity holders of the parent	10 446	9 057	2 678	2 220
CONSOLIDATED BALANCE SHEET				
Fixed assets	1 979 973	1 870 904	489 680	463 084
Current assets	280 339	272 473	69 332	67 442
Shareholders' equity	1 661 647	1 574 554	410 953	389 731
Shareholders' equity attributable to equity holders of the parent	1 659 697	1 572 607	410 471	389 250
Long-term liabilities	361 882	354 710	89 499	87 797
Short-term liabilities	237 509	214 787	58 740	53 164
CONSOLIDATED CASH FLOW STATEMENT				
Net cash flow from operating activity	64 040	77 680	16 420	19 037
Net cash flow total	(19 182)	11 147	(4 918)	2 732
EARNINGS PER SHARE				
Earnings per share for the financial year	0,23	0,20	0,06	0,05

Exchange rate of EUR applied to convert:		
- balance sheet items	4,0434	4,0401
- profit and loss account items	3,9002	4,0805

CONSOLIDATED BALANCE SHEET

as at June 30, 2006, March 31, 2006, December 31, 2005 and June 30, 2005

Assets	balance as at June 30, 2006	balance as at March 31, 2006	balance as at 31 December 2005	balance as at June 30, 2005
	'000 PLN	'000 PLN	'000 PLN	'000 PLN
Fixed assets	**1 979 973**	**1 954 338**	**1 943 143**	**1 870 904**
Tangible fixed assets	1 752 164	1 738 398	1 743 725	1 669 439
Intangible assets, of which:	109 679	109 627	110 167	110 014
- goodwill	107 252	107 252	107 252	107 252
Investment in an associated company consolidated using the equity method of accounting	6 511	5 827	5 220	3 979
Financial assets held for trading	627	627	765	727
Other financial assets	58 274	47 880	35 447	20 626
Investment property	42 531	42 854	43 184	44 142
Other long-term investments	647	779	565	733
Deferred income tax assets	9 540	8 346	4 070	21 244
Current assets	**280 339**	**202 533**	**216 931**	**272 473**
Inventories	12 072	8 847	9 436	11 481
Trade receivables	75 525	65 994	44 596	72 823
Income tax receivables	59	7 407	6 604	4 074
Other short-term receivables	99 965	51 423	41 548	43 427
Financial assets at fair value through profit or loss	30 200	118	33 047	89 259
Cash and cash equivalents	62 518	68 744	81 700	51 409
Non-current assets held for sale	726	674	518	674
Total assets	**2 261 038**	**2 157 545**	**2 160 592**	**2 144 051**

CONSOLIDATED BALANCE SHEET, continued

as at June 30, 2006, March 31, 2006, December 31, 2005 and June 30, 2005

Shareholders Equity and Liabilities	balance as at June 30, 2006	balance as at March 31, 2006	balance as at 31 December 2005	balance as at June 30, 2005
	'000 PLN	'000 PLN	'000 PLN	'000 PLN
Shareholders' equity	**1 661 647**	**1 648 079**	**1 664 740**	**1 574 554**
Share capital	517 754	517 754	517 754	517 754
Other capital	133 333	133 333	133 333	133 411
Foreign currency translation reserve	(520)	(652)	(1 498)	(642)
Retained profits	1 009 130	995 830	1 013 153	922 084
Minority holdings	1 950	1 814	1 998	1 947
Non current liabilities	**361 882**	**326 792**	**313 348**	**354 710**
Loans and borrowings	312 116	279 127	267 358	279 911
Provision for deferred income tax	2 138	1 822	1 514	353
Other non current liabilities	7 369	6 600	5 798	33 917
Provision for pension and similar benefits	40 219	38 954	38 387	40 405
Provisions for liabilities	40	289	291	124
Current liabilities	**237 509**	**182 674**	**182 504**	**214 787**
Loans and borrowings - current	40 399	46 243	42 984	3 103
Trade liabilities	96 220	64 301	75 550	80 448
Income tax liabilities	5 807	160	168	641
Other current liabilities	86 100	63 141	53 064	81 566
Provision for pension and similar benefits	5 584	5 278	5 525	6 083
Provisions for liabilities	3 399	3 551	5 213	42 946
Total liabilities	**2 261 038**	**2 157 545**	**2 160 592**	**2 144 051**

CONSOLIDATED INCOME STATEMENT

for 6 months and for 3 months ended on June 30, 2006 with comparable figures for the year 2005

	3 months ended on June 30, 2006 '000 PLN	6 months ended on June 30, 2006 '000 PLN	3 months ended on June 30, 2005 '000 PLN	6 months ended on June 30, 2005 '000 PLN
Net sales of services	279 051	470 618	279 945	463 117
Net sales of other products, merchandise and raw materials	1 275	2 397	4 282	7 478
Cost of services, products, merchandise and raw materials sold	(193 986)	(359 429)	(192 965)	(361 140)
Gross profit on sales	**86 340**	**113 586**	**91 262**	**109 455**
Other operating income	8 191	14 399	17 493	26 510
Distribution & marketing expenses	(13 609)	(24 291)	(14 194)	(24 265)
General overheads & administrative expenses	(41 607)	(76 686)	(43 646)	(77 625)
Other operating expenses	(1 940)	(8 068)	(11 219)	(13 936)
Net impairment reversal	0	0	0	0
Operating profit	**37 375**	**18 940**	**39 696**	**20 139**
Profit on sale of part or total holdings in subsidiaries, affiliates and associated companies	0	0	0	13
Other financial income	3 903	6 749	6 593	9 108
Financial expenses	(6 780)	(12 591)	(8 505)	(14 635)
Share in net profits of subsidiaries, affiliates and associated companies	684	1 291	252	497
Profit before tax	**35 182**	**14 389**	**38 036**	**15 122**
Corporate income tax	(7 015)	(4 070)	(5 941)	(6 019)
Net profit on continuing operations	**28 167**	**10 319**	**32 095**	**9 103**
Discontinued operations	**0**	**0**	**0**	**0**
Loss on discontinued operations	0	0	0	0
Net profit for the financial year	**28 167**	**10 319**	**32 095**	**9 103**
Ascribed to:				
shareholders of the controlling company	28 035	10 446	31 928	9 057
minority shareholders	132	(127)	167	46
	28 167	**10 319**	**32 095**	**9 103**
Earnings per common share (in PLN)				
Earnings per share attributable to the equity holders of the Company for the financial year	0,61	0,23	0,69	0,20

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 6 months and for 3 months ended on June 30, 2006, for 12 months preceding and for 6 months comparable for the year 2005

	Capital attributable to equity holders of the Company					
	Share Capital	Other Capital	Foreign currency translation reserve	Retained Profits	Minority interests	Total
	'000 PLN	'000 PLN	'000 PLN	'000 PLN	'000 PLN	'000 PLN
Twelve months ended on December 31, 2005						
Balance as at January 1, 2005	517 754	133 411	(789)	931 029	1 850	1 583 255
- profit for the financial year	0	0	0	97 790	181	97 971
- translation differences on consolidation	0	0	(709)	0	(33)	(742)
- increase of other investments value	0	(78)	0	0	0	(78)
Total recognised income	0	(78)	(709)	97 790	148	97 151
- dividends	0	0	0	(15 666)	0	(15 666)
Balance as at December 31, 2005	517 754	133 333	(1 498)	1 013 153	1 998	1 664 740
of which: six months ended on June 30, 2005						
Balance as at January 1, 2005	517 754	133 411	(789)	931 029	1 850	1 583 255
- profit for the financial year	0	0	0	9 057	46	9 103
- translation differences on consolidation	0	0	147	0	0	147
- sale of long term investments	0	0	0	0	0	0
Total recognised income	0	0	147	9 057	46	9 250
- other	0	0	0	(2 336)	51	(2 285)
- dividends	0	0	0	(15 666)	0	(15 666)
Balance as at June 30, 2005	517 754	133 411	(642)	922 084	1 947	1 574 554
Six months ended on June 30, 2006						
Balance as at January 1, 2006	517 754	133 333	(1 498)	1 013 153	1 998	1 664 740
- profit for the financial year	0	0	0	10 446	(127)	10 319
- translation differences on consolidation	0	0	978	0	0	978
- sale of long term investments	0	0	0	0	0	0
Total recognised income	0	0	978	10 446	(127)	11 297
- other	0	0	0	1 198	79	1 277
- dividends	0	0	0	(15 667)	0	(15 667)
Balance as at June 30, 2006	517 754	133 333	(520)	1 009 130	1 950	1 661 647
of which: three months ended on June 30, 2006						
Balance as at April 1, 2006	517 754	133 333	(652)	995 830	1 814	1 648 079
- profit for the financial year	0	0	0	28 035	132	28 167
- translation differences on consolidation	0	0	132	0	0	132
- sale of long term investments	0	0	0	0	0	0
Total recognised income	0	0	132	28 035	132	28 299
- other	0	0	0	932	4	936
- dividends	0	0	0	(15 667)	0	(15 667)
Balance as at June 30, 2006	517 754	133 333	(520)	1 009 130	1 950	1 661 647

CONSOLIDATED CASH FLOW STATEMENT

for 6 months and for 3 months ended on June 30, 2006 with comparable figures for the year 2005

	3 months ended on June 30, 2006	6 months ended on June 30, 2006	3 months ended on June 30, 2005	6 months ended on June 30, 2005
	'000 PLN	'000 PLN	'000 PLN	'000 PLN
OPERATING ACTIVITY				
Gross profit	**35 182**	**14 389**	**38 036**	**15 122**
Adjustments:	**38 289**	**53 722**	**37 609**	**69 087**
Share in net profit of companies consolidated using the equity method of accounting	(684)	(1 291)	(252)	(497)
Depreciation and amortization	35 150	68 518	31 010	63 990
Gain on foreign exchange differences	176	130	(2 838)	(2 644)
Interest	4 408	8 331	22 701	4 292
(Profit) loss on investing activity	(2 135)	(2 507)	(3 915)	(5 814)
Change in receivables and deferred and accrued expenses	(37 539)	(55 905)	(49 001)	(46 030)
Change in current liabilities, excluding loans and bank credits	40 337	37 490	36 115	48 733
Change in provisions	977	(368)	7 102	8 898
Change in inventories	(3 225)	(2 636)	(300)	1 700
Other adjustments	824	1 960	(3 013)	(3 541)
Cash from operating activity	**73 471**	**68 111**	**75 645**	**84 209**
Income tax (paid)/reimbursed	(2 433)	(4 071)	(3 383)	(6 529)
Net cash flow from operating activity	**71 038**	**64 040**	**72 262**	**77 680**
INVESTING ACTIVITY				
Sale of tangible fixed assets and intangible assets	6 069	9 159	12 290	14 718
Sale of investment property	0	0	0	0
Sale of shares in group companies	0	0	0	2 015
Sale of short-term securities	167 946	226 412	349 437	472 634
Interests income	11	139	342	761
Repayment of long-term loans granted	4	8	0	2 776
Expenditure on tangible fixed assets and intangibles	(62 214)	(94 371)	(23 593)	(43 046)
Expenditure on purchase of group companies	0	0	0	(100)
Expenditure on purchase of short-term securities	(197 737)	(223 252)	(378 281)	(499 089)
Granting of long-term loans	0	0	(114)	(114)
Other investing expenses	(13 616)	(34 083)	(2 843)	(3 479)
Net cash flow from investing activity	**(99 537)**	**(115 988)**	**(42 762)**	**(52 924)**
FINANCING ACTIVITY				
Loans and borrowings obtained	31 397	51 624	4 185	13 705
Other financial income	2 585	4 512	2 917	4 937
Repayment of loans and borrowings	(1 567)	(10 318)	(14 594)	(23 373)
Payment of interest	(7 752)	(8 237)	(4 280)	(4 739)
Dividends and other payments to shareholders	0	0	0	0
Financial lease payments	(676)	(865)	(156)	(348)
Settlement of financial instruments	0	0	0	0
Other financial expenditure	(1 714)	(3 950)	(2 085)	(3 791)
Net cash flow from financing activity	**22 273**	**32 766**	**(14 013)**	**(13 609)**
Change in cash and cash equivalents	**(6 226)**	**(19 182)**	**15 487**	**11 147**
Cash and cash equivalents at the beginning of period	**68 744**	**81 700**	**35 922**	**40 262**
Cash and cash equivalents at the end of period	**62 518**	**62 518**	**51 409**	**51 409**

NOTES
TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OF THE ORBIS GROUP
AS AT JUNE 30, 2006 AND FOR 6 MONTHS ENDED JUNE 30, 2006

TABLE OF CONTENTS

1. BACKGROUND

The company **Orbis S.A.** with its corporate seat in Warsaw, at Bracka 16 street is entered in the Register of Businesses kept by the District Court for the Capital City of Warsaw, XII Business Department of the National Court Register (KRS) with the number 0000022622.

Orbis S.A. is Poland's largest hotel company that employs approx. 4.000 persons and operates a network of 50 hotels (9,311 rooms) in 29 major cities, towns and resorts in Poland. Company hotels function under the Sofitel, Novotel, Mercure, Holiday Inn and Orbis Hotels brands.

Orbis S.A. leads the Orbis Group formed of companies from the hotel, tourist, transport and games of chance sectors. Along with its subsidiaries: Hekon-Hotele Ekonomiczne, Orbis Travel, Orbis Transport and Orbis Casino, Orbis S.A. forms the largest tourist and hotel group in Poland and Central Europe.

Hekon – Hotele Ekonomiczne S.A. operates Poland's largest network of 8 Ibis economy hotels and 2 Novotels, offering in aggregate over 1,500 rooms in 8 towns in Poland. Moreover, the company operates Novotel Vilnius in Vilnius, Lithuania, through its subsidiary UAB Hekon.

Polskie Biuro Podróży Orbis sp. z o.o. running its activities under the business name of **Orbis Travel** is the largest Polish travel agent: leader in the foreign incoming traffic segment and a major organizer of outgoing and domestic traffic. In addition, the company specializes in business trips services and acts also as an agent in the sales of transport tickets.

Orbis Transport sp. z o.o. is the largest Polish carrier in the international coach connections segment (runs regular connections to 100 towns in 11 European countries) and is a leading company on the short-term and long-term car rental market. The car rental activity is pursued on the basis of license agreements with Hertz Rent a Car and Hertz Lease.

The full list of companies has been published in point 3.1 of this report. Changes in the Orbis Group structure that have occurred since the publication of last financial statements have been presented in point 3.2 of this report.

These interim consolidated financial statements **have been prepared as at June 30 and for 6 months ended June 30, 2006.**

The presented financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS, formerly International Accounting Standards (IAS)) issued by the International Accounting Standards Board (IASB) and with the interpretations published by the International Financial Reporting Interpretations Committee (IFRIC), that were approved by the European Union.

Main accounting policies applied in preparing the consolidated financial statements are set out in point 2.1 of the notes to the consolidated financial statements for 2005.

The consolidated financial statements have been prepared on the assumption that the Parent Company and Group companies will continue as going concern in the foreseeable future. There exist no estimates made as at the balance sheet date that might entail a significant risk of substantial adjustments in carrying amounts of assets and liabilities in the subsequent financial year.
The functional and presentation currency is the Polish Zloty. All financial figures are quoted in PLN thousand, unless otherwise stated.

2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE GROUP

2.1 Major events of the current quarter

1. **Sales of the Orbis Group** amounted to PLN 280,326 thousand in the 2nd quarter of 2006 (-1.4% yoy). Nevertheless, on a year-to-date basis, a growth in sales by 0.5% yoy and a rise in the net result by 13.4% yoy were reported for the period of two quarters. These results were generated in the setting of a reduced number of hotels, of which 6 ceased or temporarily suspended their operations in the second half of past year.
2. **The General Meeting of Orbis S.A. Shareholders** approved, on June 28, 2006, the financial statements of the Company and the financial statements of the Orbis Group for the financial year 2005 and granted a vote of discharge to members of the Management Board for fulfillment of their duties. Orbis S.A. will pay dividend amounting to PLN 15,667 thousand (34 grosze per share) from profit generated in 2005.

(all amounts are quoted in PLN thousand, unless otherwise stated)

3. **In connection with the approval by the Supervisory Board of Orbis** the Update of the Company's Strategy as regards development of its hotel business and investments for years 2006-2010 and adoption by the Management Board of a decision dated May 25, 2006 concerning the implementation of the updated strategy, Orbis disclosed a new projection of financial results (EBITDA) of the Orbis Hotel Group (see: current report no. 9/2006). The strategy provides for intensified expansion of the Group in the economy hotel segment. The number of economy hotels will grow from the current 9 to 44. Ultimately, the Orbis Group will comprise 83 hotels (13.6 thousand rooms).
4. **On June 16, 2006,** a large section of the modernized Grand Hotel in Sopot was opened for guests, including approx. 70 rooms provided with new furnishings as well as a casino. Hence, the Hotel began to operate as a luxurious, 5-star hotel of the Sofitel brand, the brand that is associated with the highest quality and standard. Modernization works are scheduled to come to a final end in the 3rd quarter of the current year. At the same time, Novotel Centrum Gdańsk and Novotel Bronowice in Cracow acquired a new Novotel Novation standard of rooms.
5. **In April Orbis S.A.** drew an amount of PLN 30 million within the framework of tranche B of the borrowings granted under the Fixed Term Credit Facility Agreement of November 10, 2005 for the purposes of financing capital expenditure, all while pursuing the adopted policy of development.

President Jean Philippe Savoye comments:
The past quarter has seen few significant events for Orbis S.A.

- First of all the General Meeting of Orbis S.A. Shareholders approved the financial statement of the Company and of the Group for 2005 and granted the vote of discharge to Orbis Management Board Members in respect of their performance of duties.
- Secondly, the General Meeting of Orbis S.A. Shareholders granted the vote of a dividend payment of 0.34 PLN per share to shareholder.
- Regarding the future of the Company we have updated our strategic plan and extended its time horizon to 2010. Recalling and confirming our commitment to develop economy hotels under IBIS and ETAP brands, we continue refurbishment of existing hotels.

At the same time we spare no efforts running our day-to-day business and despite a competitive environment we have been able at same perimeter to increase our Group turnover by 4.7% compared with last year.
The growth of turnover in one hand and the constant care of the operating cost, thanks also to the effect of our project "Orbis 21st century" in other hand allowed us to increase our EBIT by 49% and our EBITDA by 16.2% (at same perimeter) compared with the 2005 first semester.
Therefore we remain confident on the potential of growth of our activities.

2.2 Factors significant for the development of the group

2.2.1 External factors

MACROECONOMIC SITUATION

According to the Macro-Economic Review no. 14 of June 27, 2006, in the 1st quarter of the current year GDP grew in real terms by 5.2% yoy. Figures on GDP from the Central Statistical Office were in line with the expectations of the Ministry of Finance, although some analysts perceived them as "extremely optimistic". In the 2nd quarter of 2006, the rate of GDP growth is estimated to amount also to 5.2% yoy in real terms. The main reason for the growth in GDP in the 1st quarter of 2006 was an increase in the domestic demand by 4.5% yoy and a rise in households' consumption at the level of 4.0% yoy.
In the 2nd quarter of 2006, the rate of domestic demand growth will remain at the same level as in the 1st quarter, similarly the households' consumption will be high and will stand at 5.0% yoy. The GDP level is the basic factor determining the demand in the tourist&hotel sector, its growth is reflected in the 6.1% increase in the number of rooms sold to Poles in the 2nd quarter of 2006.

The EUR/PLN exchange rate exerts considerable impact on the level of sales in the hotel department. According to the figures of the National Bank of Poland (NBP), in the 2nd quarter of 2006 the average EUR/PLN exchange rate stood at 3.9433 and was by 4.55% lower than the average EUR/PLN exchange rate in the 2nd quarter of 2005 that stood at 4.1313. As compared to the 1st quarter of 2005, the EUR/PLN exchange rate declined by 4.9% in the 1st quarter of 2006. In the current quarter of 2006, the drop against the second quarter of 2005 equaled only 4.55% which proves a lower decline in the EUR/PLN exchange rate as compared to 2005. In the 1st quarter of 2006, the average EUR/PLN exchange rate was 3.831 which, given the average rate of 3.9433 in the 2nd quarter of the current year, translates into a 2.93% rise. The average USD/PLN exchange rate stood at 3.1395 in the 2nd quarter of 2006, and was by 4.21% lower than the average USD/PLN exchange rate in the 2nd quarter of 2005 that stood at 3.2776.

(all amounts are quoted in PLN thousand, unless otherwise stated)

In the 1st quarter of 2006, the average USD/PLN exchange rate equaled 3.1857 which, with the average rate of 3.1395 in the 2nd quarter of the current year, reflects a drop by 1.45%. Low exchange rates of two basic currencies exert favorable influence on sales results in the foreign outgoing traffic segment, i.e. the area of operations of Orbis Travel.

The fact the unemployment rate stood at 16.5% at the end of May and that in May 2006 the level of employment, also in hotels and restaurants, rose by 3.1% in annual terms as compared to the corresponding period of 2005, provide grounds for optimism. Salaries in the enterprises' sector are anticipated to grow in real terms.

TOURIST TRAFFIC

Incoming traffic – according to the figures from the Institute of Tourism, in the 1st quarter of 2006, 12.8 million foreigners arrived in Poland, i.e. by 1% less than in the corresponding quarter of 2005. The number of arrivals grew on the eastern border, and also at airports, by 26.7%. Arrivals at the sea border continue to follow a downwards trend and declined by 23%. In the 1st quarter of 2006, the number of arrivals from Germany declined considerably by 4.3% but the number of arrivals from the remaining UE-15 Member States went up by 27.6%, and from main overseas countries by 7%. EU guests came predominantly for tourist purposes, while guests from Germany declared chiefly business stays. In the 1st quarter of 2006, a clear rise was observed in business traffic, business trips contributed a 32% share to the total number of arrivals in Poland, while the share of tourist trips in aggregate arrivals stood at 21%. Also, the number of arrivals for health reasons went up (4%). In the 1st quarter of 2006, tourists stayed in Poland for a much shorter period – 3 nights on average – than a year ago. The proportion of tourists using the travel agents' services is going up year in, year out.
As at the date of this report, no figures pertaining to the outgoing traffic in the 2nd quarter of 2006 have been published, these figures will be presented in the financial statements for the 3rd quarter of 2006.

Outgoing traffic – in the 1st quarter of 2006, Poland's border was crossed by approx. 9.1 Polish citizens, which translates into a growth by 11.5% as compared to corresponding period of 2005. In the 1st quarter of the current year, the number of long-term trips (at least 5-day long) rose, while short-term trips (2-4 days) remained at a similar level. In the 1st quarter of 2006, the number of departures went clearly up as compared to corresponding period of 2005, by 45% in case of departures for long-term domestic stays and by 43% in case of departures for long-term stays abroad. In total, the number of domestic trips and trips abroad grew by 10% as compared to the 1st quarter of 2005. The number of Poles crossing the border by air keeps rising (by 64.6% as compared to the 1st quarter of 2005) and of Poles crossing Poland's eastern border (by 16.7%). In the 1st quarter of 2006, 48% of Poles' trips abroad were made for typically tourist purposes. In the 1st quarter of 2006, Poles more and more frequently used the services of travel agents to have all or some travel arrangements made (10% and 15% as compared to 6% and 2% in the 1st quarter of 2005). Poles expended by 6% more on long-term domestic trips and by 11% more on short-term domestic trips and by 29% more on trips abroad as compared to the 1st quarter of 2005.
As at the date of this report, no figures pertaining to the outgoing traffic in the 2nd quarter of 2006 have been published, these figures will be presented in the financial statements for the 3rd quarter of 2006.

COMPETITION

Hotel market – in the second quarter of 2006, the rate of growth in the number of newly-opened hotels on the Polish market went slightly up as compared to the 1st quarter. 5 hotels in Tri-City transferred to exploitation 55 new rooms, 32 rooms of the opened Park Hotel were added to the Szczecin hotel base. However, newly opened hotel did not bring about a marked drop in the market share of the hotels of the Orbis Hotel Group (measured as a share in the number of available rooms). In the 2nd quarter of the current year, in major towns and cities the said share was as follows: Warszawa 42.5%, Cracow 25%, Wrocław 45%, Poznań 60%, Tri-City 41%, Katowice 43%, Szczecin 43%.

Travel agents' market – this market is fragmented. According to the estimates, among 10 top travel agents on the Polish market, holding altogether approx. 20% market share, the Company Orbis Travel contributes an approx. to 8-10% share in the tourist services segment and a 10-12% share in the transport tickets segment. In 2004, the rules governing cooperation between agents and airlines were changed, i.e. commissions were abandoned and replaced with transfer fees to be applied by agents. In the preceding periods, these changes did not trigger off any adverse changes as regards sales because the fees were high. However, in the second quarter of 2006, a drop was reported in income from the additional commissions paid by airlines. The prevailing stable situation on the international arena

(all amounts are quoted in PLN thousand, unless otherwise stated)

and exchange rates that are favorable from the point of view of outgoing traffic are both contributory for improvement of financial performance.

Transport market – factors resulting in the reduction of this segment's revenues prevailed in the second quarter. These included low exchange rate of the EURO that curbs income from short-term rentals, prevailing high price of diesel oil pushing up the costs of coach transport, both domestic and international. On the other hand, the demand for CFM lease services is on the rise, which is confirmed by the purchases and expansions of vehicle fleet as compared to the year 2005. The only limitations of this type of business concern the possibilities to finance the purchase of cars for clients, which follows from the Group's debt limit.

2.2.2 Internal factors

INVESTMENT PROGRAM

As at the end of June 2006, the Orbis Group invested PLN 113,157 million. Major investments made by the Group in the period concerned included investments in modernization and building of hotels of the Company Orbis as well as purchase of cars for the purposes of long-term rental and lease and of new coaches by Transport and Orbis Travel. A considerable growth in capital expenditure in the Company Orbis S.A resulted from modernization works carried out in several different hotels owned by the Company, including: Grand hotel in Warsaw, Grand hotel in Sopot, Novotel Centrum in Gdańsk, Posejdon hotel in Gdańsk, Novotel Centrum in Katowice, Novotel Bronowice in Cracow, Mecure Mrongovia hotel in Mrągowo, Mercure hotel in Opole as well as Mercure Panorama hotel in Wrocław. Moreover, the preparatory process for the construction (adaptation) of hotels of the Etap and Ibis economy brands, commenced last year, has been underway.

Company name	6 months ended June 30,2006	6 months ended June 30,2005	% change - 2006 versus 2005
Orbis S.A.	69 255	14 670	372,09%
Hekon Hotele Ekonomiczne S.A.	299	176	69,89%
PBP Orbis Sp. z o.o.	2 817	3 385	-16,78%
Orbis Transport Sp. z o.o.	40 786	18 451	121,05%
Orbis Kontrakty Sp. z o.o.	0	0	0,00%
UAB Hekon	0	0	0,00%
Orbis Group	**113 157**	**36 682**	**208,48%**

EMPLOYMENT

As at the end of June 2006, e Employment in the Orbis Group amounted to 6,039 full-time jobs and was by 9% lower as compared to the last year's figure. This result is attributable predominantly to the Company Orbis S.A. that reported a 13.2% drop in employment as a result of the Company's continuing reorganization. In the coming quarters, this process will be continued, and consequently, employment in Orbis S.A. will further gradually decline. Employment in other companies has remained at a stable level

Company name	6 months ended June 30,2006	6 months ended June 30,2005	% change - 2006 versus 2005
Orbis S.A.	4 054	4 673	-13,25%
Hekon Hotele Ekonomiczne S.A.	435	416	4,57%
PBP Orbis Sp. z o.o.	552	550	0,36%
Orbis Transport Sp. z o.o.	938	943	-0,53%
Orbis Kontakty Sp. z o.o.	4	0	-
UAB Hekon	56	53	5,66%
Orbis Group	**6 039**	**6 635**	**-8,98%**

(all amounts are quoted in PLN thousand, unless otherwise stated)

STRATEGY

In March 2005, the Management Board of the Company Orbis S.A. presented the new strategy of the Orbis Hotel Group for the years 2005-2009. In May 2006, the Supervisory Board of Orbis S.A. approved the up-date of the strategy of development of the Hotel Group in years 2006-2010. These documents have been published in the Company's current reports no. 10/2005 and 9/2006 and are available at www.orbis.pl.
The implementation of strategy:

- In Grand hotel in Warsaw, where the facade was replaced last year, modernization works connected with the hotel's conversion into the Mercure brand are currently underway. After the investment budget and schedule of works related with the rebuilding of the hotel were approved, and after necessary opinions, expert opinions and technical documentation were prepared, a Substitute Investor, General Contractor and investor supplies coordinator were selected. Presently construction, assembly and installation works are being carried out. The hotel's modernization is planned to end in the 3rd quarter of 2007.
- The Grand Hotel in Sopot was rendered inoperational in November 2005 and at the beginning of 2006 the process of rebuilding and adaptation to the standard of the Sofitel brand were commenced. On June 15 of the current year, a part of the modernized hotel was opened for guests (approx. 70 rooms, public areas and a casino). Works in other hotel rooms, conference rooms, technical rooms and the recreation center including the swimming pool continue. The hotel's section that is being modernized is scheduled to be rendered operational in the 3rd quarter of 2006.
- Modernization of living areas, including replacement of furniture, fixtures and equipment, in Novotel Centrum in Gdańsk came to an end in June this year. Hotel rooms feature the Novotel Novation standard.
- In the Posejdon hotel in Gdańsk, the 1st stage of replacement of the facade of the residential building, including replacement of balcony balustrades, was ended; the hotel commenced preparations for the 2nd stage of works that will come to an end in the 1st quarter of 2007.
- Novotel Centrum in Katowice ended modernization of 3 living floors, including replacement of furniture, fixtures and equipment according to the Novotel Novation standard. Smoke removal ventilation system was installed in the hotel. Presently, design works related to the modernization of hotel public areas and improvement of fire safety are underway. This project is planned to be implemented in the years 2006/2007.
- Novotel Bronowice in Cracow finished modernization works on 3 living floors. The scope of these works included replacement of furniture, fixtures and equipment according to the Novotel Novation standard.
- The process of preparation for the construction/adaptation of hotels of ETAP and IBIS economy class hotels is underway. This process commenced last year and is scheduled to last for a few years. Works connected with the construction of Etap Solec, to be rendered operational in December this year, are carried out in Warsaw. Following a conversion (adaptation), the Etap Tranzyt in Częstochowa will be opened in August 2006. Designs are being prepared for the construction of hotels of the above mentioned brands in Gdańsk, Gdynia, Katowice, Cracow, Lublin, Szczecin, Warsaw and Wrocław – this involves the preparation of expert opinions, opinions, technical documentation and actions to obtain relevant permits etc.

SALES OF SERVICES VIA THE INTERNET

In the 2nd quarter of 2006, the number of roomnights sold through the OrbisOnLine system grew twice as compared to the 2nd quarter of 2005. The system is used by individual clients, corporate clients and travel agents that appreciate this convenient and safe reservation tool.

2.2.3 Prospects for the forthcoming quarters

MACROECONOMIC ENVIRONMENT

The adopted macroeconomic assumptions provide that the economic growth will remain at this year's level, i.e. at 4.6% yoy. This will involve further acceleration of investments and, consequently, the total share of domestic demand in the GDP growth will go up from 4.8 % points in 2006 to 5.0 % points in 2007. The strengthening of the

(all amounts are quoted in PLN thousand, unless otherwise stated)

domestic demand will follow the growing rate of growth in consumption and investments. According to estimates, gross outlays for tangible assets will rise from 8.5% in 2006 to 10% in 2007 as a result of implementation of investment projects co-financed with EU funds.

The consumption of the households' sector is projected to grow by 4.1% in 2006, and by 3.7% in 2007. The prevailing growth in consumer demand will be an outcome of both increased income from work, retirement and disability benefits as well as direct payments for farmers. It is forecast that in the years 2005-2007, the gross remunerations fund in the national economy will go up by 5.0% and by 2.4%. Additionally, according to the projections, households' debt on account of consumer loans will rise.

Increased domestic demand that will drive economic growth in 2007 will favorably affect the pace of new job creation. Average employment in the national economy in 2007 is estimated to be by 1.2% higher than in 2006, and the unemployment rate to decline from 15.9% at the end of 2006 to 14.4% at the end of 2007. The projected inflation will in 2006 stand at 0.8% and at 1.9% in 2007.

In the document titled „Assumptions for the 2007 State Budget", the Council of Ministers assumed that the state budget revenues in 2006 will amount to PLN 195.3 million and this amount would mean the execution of the revenues plan. In 2007, the state budget revenues are planned to total PLN 213.1 million, i.e. by 9.1% more than the projected revenues execution in 2006. The rate of revenues growth will stand at 8.6% in 2006. The state budget deficit stipulated in "Assumptions for the 2007 State Budget" amounts to 30.0 billion (2.7% GDP). The 2006 Budget Act provides for the deficit at 30.5 billion (3% GDP).

TOURIST TRAFFIC

Incoming traffic – According to the projections of the Institute of Tourism, the average rate of growth in the number of foreign tourists' arrivals went down by 1.9% in the years 1994 - 2005, while the average annual rate of growth in the number of arrivals in the years 2005 - 2010 is assessed at + 4.5%. The number of tourists from Germany may be expected to increase at a similar rate. The number of tourists from Lithuania, Byelorussia and Ukraine will also go up but at a smaller rate. In total, the number of tourists' arrivals will rise from 15.2 million in 2005 to 19 million in 2010. The number of arrivals for typically tourist and business purposes will clearly go up, at an average annual rate of 6%. This will be reflected in an increase in the number of tourists who stay at collective accommodation establishments (average rate of changes in the years 2005 – 2010 will stand at 6.8%).

Outgoing traffic – in 2002 a slight rise in trips abroad was reported which was resulted from high exchange rate of Zloty against Euro and Dollar. Presently, the exchange rate of Zloty is also favorable. In the forthcoming years, the number of trips abroad should steadily grow from 6.2 million in 2005 to 7.8 million in 2010.

Domestic tourism – According to the estimates of the Institute of Tourism, the number of domestic tourist trips made by Poles reached its maximum level in 1999, afterwards the number concerned picked up a downwards trend that has continued to date. The results for 2005 show a decline, particularly in short-term domestic trips from 21.2 million in 2005 to 18.6 million in 2010. The number of long-term domestic trips will slowly rise from 14.7 million in 2005 to 18.2 million in 2010.

COMPETITION

Hotel market – subsequent new hotels are scheduled to open in the second half of the current year, but the scale of openings will be much lower than to date. These establishments will include chiefly hotels of an upgraded standard, located in major Polish cities. No details concerning the offer of development of economy class hotels, competitive for the Orbis Hotel Group, have been disclosed.

Travel agents' market – stable international situation coupled with advantageous economic changes in Poland exert a favorable impact on demand for tourist services. In the 2nd quarter of 2006, important factors included the launching of the Internet hotel reservation system and expansion of product offer in the sector of charter and coach tour operators' services that may, in a long-term horizon, translate into improvement of financial results. The airline tickets market is adversely affected by the prevailing downwards trend in the level of additional commissions paid to agents by airlines. However, the rate of growth in air tickets sales remains high. Projections for this sector are also optimistic. The International Air Transport Association IATA has declared that Poland will be the fastest developing airline market in the world throughout the forthcoming 4 years.

Transport market – both activities within the group and external factors offer optimistic prospects for the coming quarter. PKS companies continue their restructuring efforts in order to improve profitability. The Company Interbus has established a marketing department and started to use channels of distribution via other platforms, for example Euroticket, Voyager, and is increasing the number of points in Poland to boost sales. Also, entering the peak season in the transport sector opens up prospects for much higher revenues, and strong Zloty will bear its impact on the rate of growth in revenues from the Rent a Car business.

2.2.4 The Management Board's position concerning the opportunities for the execution of previously published forecasts

In connection with the publication of the financial statements for the 2nd quarter of 2006, the Management Board of the Company shall comment on the projected 2006 EBITDA result for the Orbis Hotel Group composed of Orbis S.A., Hekon Hotele Ekonomiczne S.A., UAB Hekon and Orbis Kontrakty Sp. z o.o. The updated projection published in May 2006 forecasts the total 2006 EBITDA for the Hotel Group to amount to PLN 191 million in the entire year. The results after the 2nd quarter of 2006 do not provide sufficient grounds for assessment of changes versus the annual result. The EBITDA generated in the 6 months of the current year amounted to nearly PLN 78 million, i.e. surpassed the figure for the corresponding period of past year by 6.4%. It needs to be stressed that there is the 3rd quarter ahead of us, i.e. the period that has traditionally generated the highest turnover in terms of impact of seasonality of sales. Moreover, we expect that the number of rooms available in the Group will rise owing, among others, to the coming end of modernization of the Grand Sopot hotel and the opening of three hotels of the Etap brand scheduled for this year.

(all amounts are quoted in PLN thousand, unless otherwise stated)

3. COMPANIES FORMING THE GROUP

3.1 Companies forming the Group

Subsidiary companies, name and corporate seat	% share in equity	% share in the no. of voting rights at the GM	Business operations	Associated companies, name and corporate seat	% share in equity	% share in the no. of voting rights at the GM	Business operations
Hekon Hotele Ekonomiczne S.A.	directly 100%	directly 100%	hotel, food&beverage	PH Majewicz Sp. z o.o.	directly 49%	directly 49%	hotel, food&beverage
Wioska Turystyczna Wilkasy Sp. z o.o.	directly 100%	directly 100%	hotel, food&beverage	Orbis Casino Sp. z o.o.	directly 33,33%	directly 33,33%	games of chance
Orbis Transport Sp. z o.o.	directly 98,3%	directly 98,3%	transport				
PBP Orbis Sp. z o.o.	directly 95,08%	directly 95,08%	tourism				
Orbis Kontrakty Sp. z o.o.	directly 80% indirectly 20%	directly 80% indirectly 20%	organization of purchases				
UAB Hekon	indirectly 100%	indirectly 100%	hotel, food&beverage				
PKS Tarnobrzeg Sp. z o.o.	indirectly 98,3%	indirectly 98,3%	transport				
PKS Gdańsk Sp. z o.o.	indirectly 98,3%	indirectly 98,3%	transport				
AutoOrbisBus Sarl	indirectly 98,3%	indirectly 98,3%	promotion and communications				
Orbis Polish Travel Bureau	indirectly 83,67%	indirectly 83,67%	travel agent				
Inter Bus Sp. z o.o.	indirectly 69,40%	indirectly 69,40%	coach transport				
Capital Parking Sp. z o.o.	indirectly 66,84%	indirectly 66,84%	rental of parking lots				

3.2 Changes in the group's structure and their effect, including business combinations, acquisition and disposal of subsidiaries as well as long-term investments, restructuring and discontinuing of operations

Information about significant events in the Group companies:

No changes in the composition of the Orbis Group occurred in the period covered by these financial statements

3.3 Consolidated companies and companies eliminated from consolidation

Subsidiaries and associates which are not material to the balance sheet total and financial result are not consolidated. The table below presents companies that have not been consolidated.

Companies eliminated from consolidation	Share in management	% share in net revenues	% share in balance sheet total
Wioska Turystyczna Wilkasy Sp. z o.o.	100%	0,18	0,20
PH Majewicz Sp. z o.o.	49%	1,23	0,14
AutoOrbisBus Sarl	100%	0,41	0,44
TOTAL		**1,82**	**0,78**

The principles of consolidation and the basis for eliminating entities from consolidation are presented in the consolidated financial statements as at December 31, 2005.

4. INCOME STATEMENT OF THE GROUP

4.1 Income statement of the group

In PLN thousand	3 months ended June 30, 2006	3 months ended June 30, 2005	% change - 2006 versus 2005	6 months ended June 30, 2006	6 months ended June 30, 2005	% change - 2006 versus 2005
Net sales of services, products, merchandise and raw materials	280 326	284 227	-1,37%	473 015	470 595	0,51%
% share in total revenues	**95,86%**	**92,19%**		**95,72%**	**92,96%**	
Cost of goods sold	(193 986)	(192 965)	0,53%	(359 429)	(361 140)	-0,47%
Selling and marketing costs	(13 609)	(14 194)	-4,12%	(24 291)	(24 265)	0,11%
Administrative expenses	(41 607)	(43 646)	-4,67%	(76 686)	(77 625)	-1,21%
of which:						
-depreciation & amortization	(35 150)	(31 010)	13,35%	(68 518)	(63 990)	7,08%
- staff costs	(66 004)	(87 277)	-24,37%	(135 935)	(147 427)	-7,80%
- outsourced services	(95 073)	(97 108)	-2,10%	(156 313)	(144 591)	8,11%
% share in total costs	**96,62%**	**92,71%**		**95,71%**	**94,19%**	
Other operating income	8 191	17 493	-53,18%	14 399	26 510	-45,68%
Other operating expenses	(1 940)	(11 219)	-82,71%	(8 068)	(13 936)	-42,11%
Operating profit - EBIT	**37 375**	**39 696**	-5,85%	**18 940**	**20 139**	-5,95%
Profit (loss) on sale of subsidiaries, affiliates and associates	0	0		0	13	
Other finance income	3 903	6 593	-40,80%	6 749	9 108	-25,90%
Finance costs	(6 780)	(8 505)	-20,28%	(12 591)	(14 635)	-13,97%
Share of net profits (losses) of associates	684	252	171,43%	1 291	497	159,76%
Profit (loss) before tax	**35 182**	**38 036**	-7,50%	**14 389**	**15 122**	-4,85%
Income tax	(7 015)	(5 941)	18,08%	(4 070)	(6 019)	-32,38%
Losses from discontinued operations	0	0		0	0	
Net profit (loss)	**28 167**	**32 095**	-12,24%	**10 319**	**9 103**	13,36%
EBIT margin (EBIT/Revenues)	13,33%	13,97%	-4,54%	4,00%	4,28%	-6,43%
EBITDA	**72 525**	**70 706**	2,57%	**87 458**	**84 129**	3,96%
EBITDA margin (EBITDA/Revenues)	25,87%	24,88%	4,00%	18,49%	17,88%	3,43%

Sales of the Group dropped by 1.4% in the current quarter as compared to the 2nd quarter of 2005.

Sales of the Orbis Hotel Group (including consolidation between Companies forming the Group, i.e. Orbis S.A., Hekon Hotele Ekonomiczne, UAB Hekon, Orbis Kontrakty) declined by 4.8% in the 2nd quarter of 2006 which is attributable to the fact that a few hotels owned by Orbis were closed down in 2005 in order to be modernized,

(all amounts are quoted in PLN thousand, unless otherwise stated)

liquidated or sold. These hotels include: Reda hotel in Szczecin, Tranzyt hotel in Częstochowa (these hotels are being modernized, once re-opened, they will operate under the Etap brand), Solec hotel in Warsaw (pulled down, a new hotel to operate under the Etap brand will be constructed on the site), Grand hotel in Sopot (after the hotel is modernized and re-opened, it will operate under the Sofitel brand), Wanda hotel in Cracow (sold) and Europejski hotel in Warsaw. From this group of hotels, only the Grand Sopot (approx. 70 rooms) partly resumed operations in June this year. The results of these hotels for 2005 eliminated, we can see a favorable upwards trend of the Orbis Group. The impact these hotels exert on the performance of the Orbis Group in the first two quarters of 2005 is presented in point 8.1.

The PBP Orbis Group reported a 1.7% growth in sales in the current quarter of 2006.

The Orbis Transport Group reported a 10.5% rise in sales.

The Orbis Hotel Group exerts most considerable impact on sales level owing to the scale of its operations.

The below presented (and in point 4.3) net sales generated by individual business segments are presented in their respective values before consolidation adjustments, in accordance with IAS 14.

The results of the current quarter were most considerably impacted by the following figures and events:

- The hotels & restaurants segment reported a decline in sales by 4.8%. The Company Orbis S.A. generated sales at the level of PLN 158,248 thousand, which translates into a 8.4% drop against the 2nd quarter of 2005. Besides the above described effects of discontinuance of operations of 6 hotels, it needs to be added that factors determining demand in hotel business include also weather and climate. Long and frosty winter, cold weather in spring, Easter period and at the beginning of May (i.e. the period that Poles willingly choose for domestic travels) contributed to a reduced demand for the services offered by upper-scale hotels. Also, the World Cup in Germany held in the 2nd quarter of 2006 adversely impacted performance of hotels in our country.
  Sales of the company Hekon-Hotele Ekonomiczne S.A. totaled PLN 31,363 thousand and were by 11.6% higher than in the 2nd quarter of 2005. The growth was achieved due to higher occupancy rate in the 2nd quarter of 2006 and a higher number of roomnights sold, as well as thanks to an increase in sales generated by the company on the Cracow market.
  The company UAB Hekon generated sales at the level of PLN 3,588 thousand (by 6.0% higher than in the corresponding period). In this quarter, sales of the Orbis Hotel Group were also impacted by the results of the company Orbis Kontrakty (consolidated in the 1st quarter of 2006) that amounted to PLN 1,253 thousand.

- The tourism segment reported a growth in sales by 1.7% (see point 4.3: Tourism segment). Despite a decline in revenues from domestic tourism and foreign incoming traffic, the PBP Group generated a growth is sales thanks to better performance in terms of the foreign outgoing traffic (by 28.8% higher as compared to the 2nd quarter of 2005). This result was to a large extent influenced by attractive prices of trips which, in turn, followed from the prevailing strong Zloty.

- The transport segment reported a 10.5% growth in sales, achieved owing to increased sales of all major segments of Orbis transport operations as well as to a rise in the revenues generated by the company Interbus that belongs to the Orbis Transport Group.

Cost of goods sold of the Group in the 2nd quarter of 2006 went up by 0.5% as compared to the corresponding period. This growth was attributable chiefly to the performance of the companies Orbis Transport and PBP Orbis. In case of the former company, higher costs follow from incessantly growing fuel prices. In PBP Orbis, higher outlays for the preparation of the summer tourist services offer were reflected in a growth in this costs item.

Other operating income of the Orbis Group declined considerably, both as compared to the 2nd quarter of 2005 and if two semi-annual periods are compared (by 53.2% and 45.7%, respectively). This is predominantly attributable to the performance of Orbis that in operating income of 2005 recognized the provisions set up for the costs of fees for perpetual usufruct of land and court litigations. In other Group companies this item did not undergo any significant changes.

Selling and marketing costs of the Group went down by 4.1% because of reduction of these costs predominantly in the Orbis Company.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Administrative expenses in all the companies of the Group declined in aggregate by 4.7% also due to the cost curbing policy.

Other operating expenses went down in the 2nd quarter at a similar rate as other operating income (expenses dropped by 82.7%) and, as in the case of income, the performance of the company Orbis was most influential for the level of other operating expenses. Decline in this line of the income statement is a result of a gradual use in the first six months of provisions for employment restructuring created by the company in the 2nd quarter of 2005.

Owing to generated sales and reduced operating expenses, **operating profit (EBIT)** generated by the Group in the 2nd quarter of the current year amounted to PLN 37,375 thousand, this figure being by 5.9% lower than the profit for the 2nd quarter of 2005.

However, in the same period**, operating profit before depreciation and amortization (EBITDA)** of the Group went up by 2.6% and totaled PLN 72,525 thousand.

Other finance income, by 40.8% lower as compared to the 2nd quarter of 2005, includes interest on bank deposits.

Similarly to income, in the 2nd quarter of 2006, **finance costs** dropped (by 20.3%). This item includes chiefly interest in borrowings. The decline in finance costs is attributable to the fact that last year this item included the costs of valuation of SWAP, the transaction that the company Orbis brought to an end at the end of 2005.

As a result of all the above-mentioned items, in the 2nd quarter of the current year the Group generated **net profit** of PLN 28,167 thousand. This result is worse than the last year's figure by 12.2%. However, on a year-to-date basis, the Group's net profit for the 6 months of 2006 rose by 13.4%.

The Group's revenues and results per business segment are presented in point 4.3 of this report.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Company name	3 months ended June 30, 2006	3 months ended June 30, 2005	% change - 2006 versus 2005	6 months ended June 30, 2006	6 months ended June 30, 2005	% change - 2006 versus 2005
		Orbis S.A.				
Net sales	158 248	172 758	-8,4%	270 938	283 869	-4,6%
Operating profit (loss) (EBIT)	41 826	45 318	-7,7%	22 683	24 629	-7,9%
Operating profit (loss) before depreciation and amortization (EBITDA)	67 739	69 166	-2,1%	74 430	74 270	0,2%
Net profit (loss)	32 979	35 977	-8,3%	13 191	13 361	-1,3%
		Hekon - Hotele Ekonomiczne S.A.				
Net sales	31 363	28 111	11,6%	55 405	48 504	14,2%
Operating profit (loss) (EBIT)	13 580	11 780	15,3%	21 056	17 262	22,0%
Operating profit (loss) before depreciation and amortization (EBITDA)	15 952	14 278	11,7%	25 799	22 289	15,7%
Net profit (loss)	10 187	10 829	-5,9%	17 146	13 788	24,4%
		PBP Orbis Group				
Net sales	53 688	52 777	1,7%	78 896	77 613	1,7%
Operating profit (loss) (EBIT)	774	721	7,4%	(4 226)	(3 036)	-39,2%
Operating profit (loss) before depreciation and amortization (EBITDA)	1 465	1 409	4,0%	(2 891)	(1 568)	-84,4%
Net profit (loss)	1 645	1 595	3,1%	(2 992)	(1 921)	-55,8%
		Orbis Transport Group				
Net sales	41 598	37 635	10,5%	74 598	71 602	4,2%
Operating profit (loss) (EBIT)	3 932	4 762	-17,4%	3 475	7 327	-52,6%
Operating profit (loss) before depreciation and amortization (EBITDA)	9 755	8 380	16,4%	13 488	14 478	-6,8%
Net profit (loss)	3 483	3 571	-2,5%	2 221	4 818	-53,9%
		Orbis Kontrakty				
Net sales	1 253		0,0%	2 603		0,0%
Operating profit (loss) (EBIT)	1 038		0,0%	2 199		0,0%
Operating profit (loss) before depreciation and amortization (EBITDA)	1 041		0,0%	2 205		0,0%
Net profit (loss)	836		0,0%	1 783		0,0%
		UAB Hekon				
Net sales	3 588	3 385	6,0%	5 568	4 787	16,3%
Operating profit (loss) (EBIT)	648	222	191,9%	(78)	(1 057)	92,6%
Operating profit (loss) before depreciation and amortization	998	582	71,5%	603	(348)	273,3%
Net profit (loss)	811	447	81,4%	132	(875)	115,1%

4.2 Seasonality or cyclicality of operations

Annual sales of the Group are of seasonal nature. The prevailing part of sales is generated in the 3rd quarter of the year. The 2nd quarter of the year is a consecutive, second quarter in terms of share in sales, the 4th quarter is ranked as the third and the 1st quarter as the last one. The same sequence of share contributed by individual quarters of the year to annual sales is observed in all segments of operations.

Usually, the 2nd quarter of the year is a period when the season for tourist services commences and develops; all the three months of this quarter are marked by higher demand for tourist services, both on the part of business clients and tourists.

(all amounts are quoted in PLN thousand, unless otherwise stated)

	Segments total		Hotels & restaurants		Tourism		Transport	
	Sales of products, merchandise and raw materials	Sales - % share in annual revenues	Sales of products, merchandise and raw materials	Sales - % share in annual revenues	Sales of products, merchandise and raw materials	Sales - % share in annual revenues	Sales of products, merchandise and raw materials	Sales - % share in annual revenues
II quarter 2004	278 305	29,5%	196 216	29,0%	50 761	28,3%	31 328	25,8%
III quarter 2004	312 672	33,2%	197 149	29,1%	78 671	43,8%	36 852	30,4%
IV quarter 2004	205 324	21,8%	148 239	21,9%	29 200	16,3%	27 885	23,0%
I quarter 2005	191 709	39,4%	132 906	39,4%	24 836	32,0%	33 967	47,4%
II quarter 2005	294 666	60,6%	204 254	60,6%	52 777	68,0%	37 635	52,6%
III quarter 2005	333 155	40,7%	200 371	37,3%	81 869	51,3%	50 915	41,6%
IV quarter 2005	255 664	28,9%	174 943	30,2%	36 471	21,3%	44 250	33,3%
I quarter 2006	198 270	25,2%	140 062	27,2%	25 208	17,6%	33 000	25,7%
II quarter 2006	289 738	39,0%	194 452	38,2%	53 688	46,5%	41 598	35,0%

4.3 Segment revenue and segment result for individual business segments

Results per business segments

in PLN thous.	3 months ended June 30, 2006	3 months ended June 30, 2005	% change - 2006 versus 2005	3 months ended June 30, 2006	3 months ended June 30, 2005	% change - 2006 versus 2005	3 months ended June 30, 2006	3 months ended June 30, 2005	% change - 2006 versus 2005
	Sales to external clients			Inter-segment sales			Total sales		
Hotels & restaurants	186 603	195 051	95,67%	7 849	9 203	85,29%	194 452	204 254	95,20%
Tourism	52 750	52 031	101,38%	938	746	125,74%	53 688	52 777	101,73%
Transport	40 973	37 145	110,31%	625	490	127,55%	41 598	37 635	110,53%
Total	280 326	284 227	98,63%	9 412	10 439	90,16%	289 738	294 666	98,33%

in PLN thous.	6 months ended June 30, 2006	6 months ended June 30, 2005	% change - 2006 versus 2005	6 months ended June 30, 2006	6 months ended June 30, 2005	% change - 2006 versus 2005	6 months ended June 30, 2006	6 months ended June 30, 2005	% change - 2006 versus 2005
	Sales to external clients			Inter-segment sales			Total sales		
Hotels & restaurants	321 811	324 209	99,26%	12 703	12 951	98,09%	334 514	337 160	99,22%
Tourism	77 786	75 748	102,69%	1 110	1 865	59,52%	78 896	77 613	101,65%
Transport	73 418	70 638	103,94%	1 180	964		74 598	71 602	104,18%
Total	473 015	470 595	100,51%	14 993	15 780	95,01%	488 008	486 375	100,34%

in PLN thous.	3 months ended June 30, 2006	3 months ended June 30, 2005	% change - 2006 versus 2005	6 months ended June 30, 2006	6 months ended June 30, 2005	% change - 2006 versus 2005
	Segment's result			Segment's result		
Hotels & restaurants	63 378	67 670	93,66%	80 344	73 905	108,71%
Tourism	4 980	5 948	83,73%	5 061	6 390	79,20%
Transport	4 566	4 554	100,26%	4 277	6 769	63,19%
Total	72 924	78 172	93,29%	89 682	87 064	103,01%

DETAILED RESULTS PER SEGMENT

Segment: Hotels & restaurants

BUSINESS SEGMENTS - financial result of the segment

in PLN thousand	3 months ended June 30, 2006	3 months ended June 30, 2005	% change - 2006 versus 2005	6 months ended June 30, 2006	6 months ended June 30, 2005	% change - 2006 versus 2005
Total revenues, of which:	**194 452**	**204 254**	-4,80%	**334 514**	**337 160**	-0,78%
Net sales	194 452	204 254	-4,80%	334 514	337 160	-0,78%
Total expenses, of which:	**(131 074)**	**(136 584)**	-4,03%	**(254 170)**	**(263 255)**	-3,45%
Cost of products sold	(120 923)	(125 141)	-3,37%	(235 378)	(243 522)	-3,34%
Distribution and marketing expenses	(10 151)	(11 443)	-11,29%	(18 792)	(19 733)	-4,77%
Segment's result	**63 378**	**67 670**	-6,34%	**80 344**	**73 905**	8,71%

Consolidation adjustments included, the results of the Hotels & restaurants segment for the 2nd quarter of 2006 are as follows:

in PLN thousand	3 months ended June 30, 2006	3 months ended June 30, 2005	% change - 2006 versus 2005	6 months ended June 30, 2006	6 months ended June 30, 2005	% change - 2006 versus 2005
Net sales of products, merchandise and raw materials	192 810	203 148	-5,09%	331 560	335 498	-1,17%
Cost of goods sold	(119 373)	(124 627)	-4,22%	(232 600)	(243 006)	-4,28%
Gross profit (loss) on sales	**73 437**	**78 521**	**-6,47%**	**98 960**	**92 492**	**6,99%**
Other operating income	4 131	13 978	-70,45%	6 647	17 665	-62,37%
Selling and marketing costs	(10 107)	(11 443)	-11,68%	(18 739)	(19 733)	-5,04%
Administrative expenses	(33 979)	(34 951)	-2,78%	(61 048)	(60 758)	0,48%
Other operating expenses	(286)	(9 964)	-97,13%	(5 188)	(11 894)	-56,38%
Operating profit (loss) EBIT	**33 196**	**36 141**	**-8,15%**	**20 632**	**17 772**	**16,09%**
Other finance income	149	2 482	-94,00%	483	2 981	-83,80%
Finance costs	(3 419)	(5 687)	-39,88%	(6 973)	(9 594)	-27,32%
Profit (loss) on sale of all or part of interests in subsidiaries, affiliates and associates	0	0	0,00%	0	13	0,00%
Share of net profits (losses) of associates	0	0	0,00%	0	0	0,00%
Profit (loss) before tax	**29 926**	**32 936**	**-9,14%**	**14 142**	**11 172**	**26,58%**
Income tax	1 127	5 029	-77,59%	4 350	4 242	2,55%
Net profit (loss)	**28 799**	**27 907**	**3,20%**	**9 792**	**6 930**	**41,30%**
EBITDA	**61 834**	**62 847**	**-1,61%**	**77 809**	**73 149**	**6,37%**

(all amounts are quoted in PLN thousand, unless otherwise stated)

Operating results of Orbis Hotel Group* in the second quarter of 2006

	3 months ended June 30, 2006	3 months ended June 30, 2005	% change - 2006 versus 2005	6 months ended June 30, 2006	6 months ended June 30, 2005	% change - 2006 versus 2005
Occupancy rate	57,50%	59,46%	-1,9pkt	48,40%	47,63%	0,8 pkt
Average Daily Rate (ADR) in PLN	208,6	194,0	7,53%	206,9	194,7	6,27%
Revenue per Available Room (RevPAR) in PLN	120,0	115,4	3,99%	100,2	92,7	8,09%
Number of rooms sold	563 818	623 222	-9,53%	943 013	992 906	-5,02%
Number of rooms	980 035	1 048 047	-6,49%	1 946 905	2 084 608	-6,61%
% structure of rooms sold			change in % points			change in % points
Poles	37,24%	31,74%	5,5pkt%	43,56%	38,19%	5,4pkt%
Foreigners	62,76%	68,26%	-5,5pkt%	56,44%	61,81%	-5,4pkt%
Business clients	59,32%	55,38%	3,9pkt%	64,24%	59,84%	4,4pkt%
Tourists	40,68%	44,62%	-3,9pkt%	35,76%	40,16%	-4,4pkt%

* The table presents cumulative results of hotels belonging to the companies Orbis S.A. and Hekon-Hotele Ekonomiczne S.A.

Despite lower occupancy rate by 1.9% and, consequently, smaller number of rooms sold, in the 2nd quarter of the current year the Orbis Hotel Group achieved a growth of Revenue per Available Room. The RevPAR stood at PLN 120.0 and was by 3.99% higher than in the first quarter of past year. This was attributable to a considerable rise in the Average Daily Rate (ADR) that rose from 194.0 in the second quarter of 2005 to 208.6 in the second quarter of the current year (growth by 7.53%). Better results generated by the hotel department in the current years could result from a temporarily higher rate of exchange of EUR, the currency of settlements with foreigners in many hotels owned by both Orbis S.A. and Hekon Hotele Ekonomiczne. The reduced number of rooms is an outcome of numerous modernizations and repairs carried out by Orbis S.A. in its hotels and discontinuance (temporary or compete) of 6 hotels in the second half of 2005. In both comparable periods (quarterly and semi-annual) the number of Poles staying at the Groups' hotels went up (by 6.1% and 8.3%, respectively). During the two quarters of the current year, the number of business clients rose by 2.0% as compared to the same period of the preceding year, and this growth could translate into an increase in the Average Daily Rate.On the other hand, in the first quarter of the current year the number of tourists went down by 17.5% and so did the number of guests from abroad (by 16.8%).

Operating results of Orbis S.A. in the second quarter of 2006

	3 months ended June 30, 2006	3 months ended June 30, 2005	% change - 2006 versus 2005	6 months ended June 30, 2006	6 months ended June 30, 2005	% change - 2006 versus 2005
Occupancy rate	54,70%	58,00%	-3,3pkt	45,40%	45,60%	-0,2pkt
Average Daily Rate (ADR) in PLN	206,7	190,5	8,50%	206,1	192	7,34%
Average Daily Rate (ADR) in the business segment in PLN	240	231,2	3,81%	230,8	222,7	3,64%
Average Daily Rate (ADR) in the tourist segment in PLN	155,8	141,2	10,34%	159,1	146,4	8,67%
Revenue per Available Room (RevPAR) in PLN	113	110,4	2,36%	93,5	87,6	6,74%
Number of rooms sold	460 467	527 597	-12,72%	759 180	825 834	-8,07%
Number of rooms	842 352	910 364	-7,47%	1 673 052	1 810 755	-7,60%
% structure of rooms sold			change in % points			change in % points
Poles	36,30%	30,50%	5,80 pkt%	43,30%	37,50%	5,80 pkt%
Foreigners	63,70%	69,50%	-5,80pkt%	56,70%	62,50%	-5,80pkt%
Business clients	60,70%	55,00%	5,70pkt %	66,00%	60,30%	5,70 pkt%
Tourists	39,30%	45,00%	-5,70pkt%	34,00%	39,70%	-5,70pkt%

(all amounts are quoted in PLN thousand, unless otherwise stated)

In the 2nd quarter of 2006, hotels belonging to the Company Orbis reported a drop in occupancy rate by 3.3 percentage points as compared to the 2nd quarter of 2005. However, the Average Daily Rate grew (both in the tourist and business segment) from PLN 190.5 to PLN 206.7 (growth by 8.5%) and so did Revenue per Available Room – from PLN 110.4 to PLN 113.0 (growth by 2.36%). The number of rooms sold falls down gradually both as compared to the 2nd quarter of 2005 (by 12.72%) and as compared to the period January – June 2005 (by 8.07%). The considerable decline in the number of rooms sold may result from a reduced number of hotels in operation and from repair works in the Grand hotel in Sopot and in some other hotels. In the 2nd quarter of 2006 as compared to the 2nd quarter of 2005 and in the period January – June 2006 as compared to the period January – June 2005, the number of Poles staying at Orbis hotels rose clearly by 5.8 percentage points. Also, business clients are more interested in Orbis S.A. hotels - by 5.7 percentage points. This is to a large extent an effect of repairs and modernizations carried out in numerous hotels by the Company's Management Board, and, consequently, enhanced standard of offered services. In the 2nd quarter of 2006 as well as in the first two quarters of 2006, we observe a decline in the number of arrivals of guests from Germany, Scandinavia, USA and Canada.
A slight temporarily appreciation of Euro against Zloty in the 2nd quarter of 2006 may have brought about an increase in the Average Daily Rate and RevPAR as compared to the 1st quarter of 2006 (higher rate of growth).

Operating results of Hekon-Hotele Ekonomiczne S.A. in the second quarter of 2006

	3 months ended June 30, 2006	3 months ended June 30, 2005	% change - 2006 versus 2005	6 months ended June 30, 2006	6 months ended June 30, 2005	% change - 2006 versus 2005
Occupancy rate	75,06%	69,50%	+5,61pkt	67,13%	61,01%	+6,12pkt
Average Daily Rate (ADR) in PLN	217,19	213,11	1,91%	210,14	208,02	1,02%
Revenue per Available Room (RevPAR) in PLN	163,03	148,01	10,15%	141,07	126,91	11,16%
Number of rooms sold	103 351	95 625	8,08%	183 833	167 072	10,03%
Number of rooms	137 683	137 687	0,00%	273 853	273 857	0,00%
% structure of rooms sold			change in % points			change in % points
Poles	41,22%	38,41%	2,81pkt%	44,84%	41,38%	3,46pkt%
Foreigners	58,78%	61,59%	-2,81pkt%	55,16%	58,62%	-3,46pkt%
Business clients	53,00%	57,50%	-4,50pkt%	56,80%	57,60%	-0,80pkt%
Tourists	47,00%	42,50%	4,50pkt%	43,20%	42,40%	0,80pkt%

In the 2nd quarter of 2006, the Hekon Hotele Ekonomiczne Group reported a growth of nearly all the above presented indices as compared to the 2nd quarter of 2005. In the 2nd quarter of 2006, occupancy rate went up by 5.61 percentage points as compared to the 2nd quarter of 2005, a growth by 6.12 percentage points was reported also on the year-to-date basis. Similarly, the number of rooms sold rose by 8.08% in the 2nd quarter of 2006 and by 10.03% in the period January - June 2006. A clear rise occurred also in RevPAR that went up by 10.15% and 11.16% in the corresponding periods. The growth in these indices is attributable predominantly to Polish citizens who stayed at hotels of the Ibis brand – by o 2.81 percentage points as compared to the 2nd quarter of 2005 and by 3.46 percentage points as compared to the period January – June 2005. The number of typically tourist arrivals at Ibis brand hotels rose by 4.5 percentage points in the 2nd quarter of 2006.

Operating results of UAB Hekon in the second quarter of 2006.

The Company UAB Hekon operates Novotel Vilnius in Vilnius, Lithuania, the first hotel of the Orbis Hotel Group located outside Poland, opened on April 1, 2004. In the 2nd quarter of 2006, this hotel reported a drop in occupancy rate by 1.66 percentage point, from 65.26% in 2005 to 63.3% in 2006. The drop was of a temporary nature, as occupancy rate for the six months of 2006 is by 5.13 percentage points higher as compared to the six months of 2005. In the 2nd quarter of 2006, the Average Daily Rate (ADR) in both tourist and business segment stood at LTL 283.99 (i.e. PLN 320.80) (total growth by 18.92% as compared to the 2nd quarter of 2005). In the period January – June 2006, the average rate was also reported to have risen both in the tourist and business segment by 14.53% in aggregate. In the 2nd quarter of 2006, the hotel's RevPAR went up 15.88% and stood at LTL 180.61 (i.e. PLN 204.02), while for the six months of 2006 the RevPAR grew by as much as 27.48% and equaled LTL 138.16 (i.e. PLN 156.07). Hotel's guests include chiefly foreigners who, in the 2nd quarter of 2006, accounted for 96.8% of guests, i.e. for more than in the period January – June 2006, when they accounted for 94.9% of all guests. In the 2nd quarter of 2006, nearly 69% of rooms were sold to business guests, this figure being lower than in the period January – June 2006 when nearly 75% of rooms were sold to this group of guests.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Operating results in the segment per hotel brand

BRAND	3 months ended June 30, 2006	3 months ended June 30, 2005	% change - 2006 versus 2005	6 months ended June 30, 2006	6 months ended June 30, 2005	% change - 2006 versus 2005
Sofitel						
Occupancy rate	64,60%	63,40%	+1,1pp	55,00%	51,00%	+4,0pp
Average Daily Rate (ADR) in PLN	329,0	334,9	-1,8%	315,2	330,5	-4,6%
Revenue per Available Room (RevPAR) in PLN	212,4	212,4	0,0%	173,3	168,5	2,8%
Number of rooms sold	20 036,0	19 682,0	1,8%	33 931,0	31 458,0	7,9%
Number of rooms	341,0	341,0	0%	341,0	341,0	0%
Novotel						
Occupancy rate	58,30%	61,00%	-2,7pp	48,50%	46,90%	+1,6pp
Average Daily Rate (ADR) in PLN	246,5	219,9	12,1%	238,4	220,4	8,2%
Revenue per Available Room (RevPAR) in PLN	143,7	134,1	7,2%	115,5	103,3	11,8%
Number of rooms sold	173 834,0	181 675,0	-4,3%	287 129,0	277 601,0	3,4%
Number of rooms	3 285,0	3 273,0	0,4%	3 285,0	3 273,0	0,4%
Mercure						
Occupancy rate	57,10%	61,50%	-4,4pp	49,30%	51,00%	-1,7pp
Average Daily Rate (ADR) in PLN	219,5	210,2	4,4%	229,8	217,2	5,8%
Revenue per Available Room (RevPAR) in PLN	125,4	129,3	-3,0%	113,2	110,7	2,3%
Number of rooms sold	92 705,0	99 783,0	-7,1%	159 021,0	164 567,0	-3,4%
Number of rooms	1 783,0	1 783,0	0%	1 783,0	1 783,0	0%
Orbis Hotels						
Occupancy rate	52,40%	55,80%	-3,4pp	42,80%	44,00%	-1,2pp
Average Daily Rate (ADR) in PLN	172,9	162,8	6,2%	169,8	161,0	5,5%
Revenue per Available Room (RevPAR) in PLN	90,5	90,9	-0,4%	72,6	70,8	2,5%
Number of rooms sold	206 251,0	257 960,0	-20,0%	334 375,0	404 294,0	-17,3%
Number of rooms	4 434,0	5 080,0	-12,7%	4 434,0	5 080,0	-12,7%
Ibis Hotels						
Occupancy rate	73,50%	67,40%	+6,1pp	66,00%	59,00%	+6,9pp
Average Daily Rate (ADR) in PLN	188,1	189,2	-0,6%	189,4	190,5	-0,6%
Revenue per Available Room (RevPAR) in PLN	138,3	127,6	8,4%	124,9	112,5	11,0%
Number of rooms sold	80 194,0	73 562,0	9,0%	143 190,0	128 130,0	11,8%
Number of rooms	1 199,0	1 199,0	0%	1 199,0	1 199,0	0%
Upper-scale and mid-scale hotels *(Sofitel, Novotel, Mercure, Orbis Hotels)*						
Occupancy rate	55,70%	58,60%	-3,0pp	46,30%	46,30%	0,00pp
Average Daily Rate (ADR) in PLN	214,0	195,9	9,2%	211,7	196,4	7,8%
Revenue per Available Room (RevPAR) in PLN	119,1	114,9	3,7%	98,1	90,9	7,9%
Number of rooms sold	492 826,0	559 100,0	-11,9%	814 450,0	877 920,0	-7,2%
Number of rooms	9 843,0	10 477,0	-6,1%	9 843,0	10 477,0	-6,1%
Economy class hotels *(Ibis)*						
Occupancy rate	73,50%	67,40%	+6,1pp	66,00%	59,00%	+6,9pp
Average Daily Rate (ADR) in PLN	188,1	189,2	-0,6%	189,4	190,5	-0,6%
Revenue per Available Room (RevPAR) in PLN	138,3	127,6	8,4%	124,9	112,5	11,0%
Number of rooms sold	80 194,0	73 562,0	9,0%	143 190,0	128 130,0	11,8%
Number of rooms	1 199,0	1 199,0	0%	1 199,0	1 199,0	0%

Segment: Tourism:

BUSINESS SEGMENTS - financial result of the segment

In PLN thousand	3 months ended June 30, 2006	3 months ended June 30, 2005	% change - 2006 versus 2005	6 months ended June 30, 2006	6 months ended June 30, 2005	% change - 2006 versus 2005
Total revenues, of which:	**53 688**	**52 777**	1,73%	**78 896**	**77 613**	1,65%
Net sales	53 688	52 777	1,73%	78 896	77 613	1,65%
Total expenses, of which:	**(48 708)**	**(46 829)**	4,01%	**(73 835)**	**(71 223)**	3,67%
Cost of products sold	(45 549)	(44 319)	2,78%	(68 771)	(67 199)	2,34%
Distribution and marketing expenses	(3 159)	(2 510)	25,86%	(5 064)	(4 024)	25,84%
Segment's result	**4 980**	**5 948**	-16,27%	**5 061**	**6 390**	-20,80%

The number of persons to which Orbis Travel provided services in the 2nd quarter of 2006 grew by 4.2% as compared with 2nd quarter of 2005, translating into a 10.5% rise ytd. The 2nd quarter of 2006 witnessed also a 1.7% increase in the number of sold foreign trips organized by Orbis Travel. The growth on a year-to-date basis amounts to as much as 33.4%. In the 2nd quarter of 2006, clients were less interested in offers featured in catalogues published directly by Orbis Travel, although for the two quarters the growth equaled as much as 38.7% ytd. Unfortunately, the decline in the number of tourists visiting Poland via Orbis Travel is incessantly deepening, in the 2nd quarter of 2006 the drop stood at as much as 22.2% against the 2nd quarter of 2005 (18.6% drop ytd). The fall results from the fact that foreign business partners commence to cooperate directly with Polish hotels.
The Company has been successfully implementing the program of development of its own tour operator services segment, particularly charter-based tour operator services, where sales are reported to have grown by 46.8% in the two quarters of 2006, mainly due to the Travel Time brand that has been very popular among Poles for more than three years. Offers contained in the Familiada catalogue (charter family events), Panoramic catalogue (events combining leisure with sightseeing) and Around Europe By Bus events continue to be perceived as attractive. In case of the latter, in the semi-annual period of 2006, sales grew by 45.6% against the semi-annual period of 2005.
Sales of services of Business Travel Service are successfully developing, as can be attested by a 25% growth in sales of air tickets and a nearly 14% growth in sales of railway tickets reported in the current year.

Segment: Transport

BUSINESS SEGMENTS - financial result of the segment

In PLN thousand	3 months ended June 30, 2006	3 months ended June 30, 2005	% change - 2006 versus 2005	6 months ended June 30, 2006	6 months ended June 30, 2005	% change - 2006 versus 2005
Total revenues, of which:	**41 598**	**37 635**	10,53%	**74 598**	**71 602**	4,18%
Net sales	41 598	37 635	10,53%	74 598	71 602	4,18%
Total expenses, of which:	**(37 032)**	**(33 081)**	11,94%	**(70 321)**	**(64 833)**	8,46%
Cost of products sold	(36 772)	(32 757)	12,26%	(69 817)	(64 228)	8,70%
Distribution and marketing expenses	(260)	(324)	-19,75%	(504)	(605)	-16,69%
Segment's result	**4 566**	**4 554**	0,26%	**4 277**	**6 769**	-36,81%

In the 2nd quarter of 2006, Orbis Transport coaches transported 62,132 passengers, i.e. by 4.02% more than in the 2nd quarter of 2005. However, the number of kilometers covered went down by 1.95% to the level of 4,229.8 thousand kilometers. Despite more and more fierce competition on the market, on the part, among others, of cheap airlines, Orbis Transport improved its position and expanded its offer by introducing new connections in Poland and abroad (in March connections to Denmark, Norway, Sweden and Ireland were launched). Orbis Transport added also more than 20 new towns to the list of departure points from Poland and intends to add new once in the near future. Consequently, clients do not need to incur additional costs for getting to large urban agglomerations. To prevent a decline in prices, the Company improved the quality of services and logistics as well as adapted the transport offer to market needs. Such a policy allowed Orbis Transport to solicit new clients which is evidenced in a growth in the number of passengers.

In the 2nd quarter of 2006, the Hertz Lease segment, involved in the lease of cars, reported a 31.9% growth (1,612 cars) as compared to the 2nd quarter of 2006. As of today, the share Hertz Lease holds in the CFM market stands at approx. 4%, but this market is bound to continue to develop dynamically in Poland in years to come.
In the 2nd quarter of 2006, short-term car rental under the Hertz Rent a Car brand (invariable 40% share in the business market in Poland) increased the number of rented cars chiefly in the business segment by 13.75% (3,971 cars). Assuming that cheap airlines will further develop in numerous Polish cities, Hertz Rent a Car expects a growth in the leisure car rental segment in the 3rd quarter of 2006.

5. BALANCE SHEET OF THE GROUP

In PLN thousand	As at June 30, 2006	As at March 31, 2006	% change in 3 months ended June 30, 2006	As at Dec. 31, 2005	% change in 6 months ended June 30, 2006	As at June 30, 2005	% change in 12 months ended June 30, 2006
Non-current assets	1 979 973	1 954 338	1,31%	1 943 143	1,90%	1 870 904	5,83%
% share in the balance sheet total	87,57%	90,58%		89,94%		87,26%	
Current assets	280 339	202 533	38,42%	216 931	29,23%	272 473	2,89%
% share in the balance sheet total	12,40%	9,39%		10,04%		12,71%	
Non-current assets classified as held for sale	726	674	7,72%	518	40,15%	674	7,72%
TOTAL ASSETS	**2 261 038**	**2 157 545**	**4,80%**	**2 160 592**	**4,65%**	**2 144 051**	**5,46%**
Shareholders' equity of the parent	1 659 697	1 646 265	0,82%	1 662 742	-0,18%	1 572 607	5,54%
% share in the balance sheet total	73,40%	76,30%		76,96%		73,35%	
Minority interests	1 950	1 814	7,50%	1 998	-2,40%	1 947	0,15%
% share in the balance sheet total	0,09%	0,08%		0,09%		0,09%	
Non-current liabilities and provisions	361 882	326 792	10,74%	313 348	15,49%	354 710	2,02%
- of which: borrowings	312 116	279 127	11,82%	267 358	16,74%	279 911	11,51%
% share in the balance sheet total	16,01%	15,15%		14,50%		16,54%	
Current liabilities and provisions	237 509	182 674	30,02%	182 504	30,14%	214 787	10,58%
- of which: borrowings	40 399	46 243	-12,64%	42 984	-6,01%	3 103	1201,93%
% share in the balance sheet total	10,50%	8,47%		8,45%		10,02%	
TOTAL EQUITY AND LIABILITIES	**2 261 038**	**2 157 545**	**4,80%**	**2 160 592**	**4,65%**	**2 144 051**	**5,46%**
Debt/total capital employed ratio	21,24%	19,76%		18,66%		18,00%	
Debt ratio (total liabilities/total assets ratio)	26,51%	23,61%		22,95%		26,56%	

5.1 Non-current assets

Non-current assets are dominated by property, plant and equipment (88.5%) with most significant items including: hotel buildings, premises and civil and marine engineering objects, land and rights to perpetual usufruct of land. Most impact on the level of this group of assets is exerted by changes in the balance sheet of the parent because this entity's assets prevail in the total value of property, plant and equipment. Increase in this item results, first and foremost, from tangible assets reclassified from investments. Besides this, no exceptional events occurred in the 2nd quarter of 2006 that would affect the level of tangible assets.

5.2 Current assets

Other current receivables represent the most significant item of current assets. Other current receivables include, first and foremost, taxes, customs duties and social security receivable, prepaid tangible assets and intangible assets as well as prepayments (chiefly on account of salaries, taxes and charges as well as operating expenses). The growth in current assets reported in the current quarter as compared to the first quarter of 2006 was brought about by a significant increase in prepaid tangible assets, that was in turn attributable to higher capital expenditure for modernized hotels owned by the Company Orbis S.A.. The rise in current assets was also a result of securities purchased by Orbis S.A. in order to derive economic benefits. Other components of current assets did not undergo any significant changes.

(all amounts are quoted in PLN thousand, unless otherwise stated)

5.3 Non-current liabilities and provisions

The growth in non-current liabilities and provisions was first of all brought about by the drawing of a consecutive installment of the borrowings taken by the Company Orbis for the purposes of implementation of investment plans related to the pursuance of the strategy adopted by the Group. Borrowings represent a basic component of non-current liabilities and account for over 86% of total non-current liabilities and provisions. Other items of this section of the balance sheet did not change significantly as compared to the preceding quarter.

5.4 Current liabilities and provisions

Current liabilities and provisions are dominated by trade payables (40.5% share) and other current payables (36.3%) and they contributed the most significant share to the increase in the total value of this section of the balance sheet as compared to other periods. Trade payables went up mostly as a result of prepayments for services received by PBP Orbis. Other current payables include predominantly liabilities under the issue of securities, but this item did not change. However, trade payables went up. Also, a financial liability arising from the dividend due to shareholders of Orbis S.A. pushed this item of current liabilities up.

5.5 Borrowings

Creditor	Amount of borrowings with maturity at the balance sheet date		Current borrowings	Non-current borrowings	
	PLN	EUR		with maturity of 1 to 3 years	with maturity of over 3 years
loan BWE -24/ORB	997		352	645	0
Credit facilities agreement with Bank Handlowy w Warszawie S.A. and Société Générale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK and Calyon (Arrangers)	304 119		40 047	77 307	186 765
revolving credit facility extended by Kredyt Bank Ciechanów	10 880	4 217		10 880	
overdraft facility extended by Kredyt Bank S.A.	2 500		1 250	43 814	
TOTAL:	**352 515**	**4 217**	**40 399**	**125 351**	**186 765**

(all amounts are quoted in PLN thousand, unless otherwise stated)

5.6 Changes in estimates of amounts

Titles for major changes	As at June 30, 2006	As at March 31, 2006	% change in 3 months ended June 30, 2006	As at Dec.31, 2005	% change in 6 months ended June 30, 2006
DEFERRED TAX PROVISION AND ASSETS					
1. Deferred tax provision	**2 138**	**1 822**	**17,34%**	**1 514**	**41,22%**
2. Deferred tax assets	**9 540**	**8 346**	**14,31%**	**4 070**	**134,40%**
PROVISIONS FOR LIABILITIES					
1. Provision for jubilee awards and retirement obligations	**45 803**	**44 232**	**3,55%**	**43 912**	**4,31%**
- created	4 979	2 959		2 235	
- used	(2 115)	(2 639)		(1 866)	
- released	(1 293)				
2. Provision for liabilities arising from court litigations	**129**	**104**	**24,04%**	**119**	**8,40%**
- created	25			40	
- used		(15)			
- released					
3. Provision for restructuring costs	**1 632**	**3 081**	**-47,03%**	**3 078**	**-46,98%**
- created		24		3 708	
- used	(1 449)	(651)		(5 303)	
- released				(3 392)	
IMPAIRMENT OF ASSETS					
1. impairment of financial non-current assets	**6 059**	**6 399**	**-5,31%**	**5 836**	**3,82%**
- created		536			
- used	(340)			(634)	
- reversed					
2. impairment of property, plant and equipment	**262 065**	**262 065**	**0,00%**	**261 520**	**0,21%**
- created		545		159	
- used				(5 912)	
- reversed					

5.7 Contingent assets and liabilities, including sureties for borrowings or guarantees issued in the group,

In the 2nd quarter of 2006 no changes in contingent assets and liabilities were reported. As at June 30, 2006, contingent assets and liabilities are as follows:

(all amounts are quoted in PLN thousand, unless otherwise stated)

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in amount in 3 months ended June 30, 2006	Financial terms and other remarks
Issued by Orbis S.A.						
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the guarantee issued by the bank on the basis of the framework agreement no. 5/2005 dated Dec.6, 2005	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 6, 2008	2 000	0	
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 270-1/10/RB/2005 dated Dec. 9, 2005.	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 8, 2008	2 000	0	
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 202-129/3/II/11/2005 dated Dec. 22, 2005.	PKO BP SA	"Orbis Casino" Sp. z o.o. - associated company	Dec. 31, 2012	2 000	0	
Issued by PBP Orbis Sp. z o.o.						
Bank guarantee	PP Porty Lotnicze ul. Żwirki i Wigury 1 00-906 Warszawa		Oct. 18, 2006	6	0	
Bank guarantee	PP Porty Lotnicze ul. Żwirki i Wigury 1 00-906 Warszawa		Sept. 19, 2006	13	0	
Bank guarantee	Blue City		March 31, 2009	10	0	
Bank guarantee	Gullivers Travel Associates		Sept. 1, 2006	15	0	
Bill of exchange	Kredyt Bank S.A. Branch in Ciechanów		June 30, 2005	4 500	0	
Bill of exchange	Polski Express Sp.z o.o. in Warsaw		indefinitely	100	0	
Bill of exchange	Orbis S.A.			2 400	0	
Issued by Hekon Hotele Ekonomiczne S.A.						
Guarantee for the credit facility of PLN 500 mln	Bank Handlowy and Sociele Generale (Main Appointed Arrangers), BZ WBK Calyan (Arrangers)	Orbis SA	7years with 2 options	500 000	0	
			TOTAL:	**513 044**	0	

5. CASH FLOWS IN THE GROUP

In PLN thousand	3 months ended June 30, 2006	3 months ended June 30, 2005	% change - 2006 versus 2005	6 months ended June 30, 2006	6 months ended June 30, 2005	% change - 2006 versus 2005
Cash flows from operating activities	71 038	72 262	-1,69%	64 040	77 680	-17,56%
Cash flows from investing activities	(99 537)	(42 762)	132,77%	(115 988)	(52 924)	119,16%
Cash flows from financing activities	22 273	(14 013)	-258,95%	32 766	(13 609)	-340,77%
Total net cash flows	**(6 226)**	**15 487**	**-140,20%**	**(19 182)**	**11 147**	**-272,08%**
Cash and cash equivalents at the end of period	62 518	51 409	21,61%	62 518	51 409	21,61%

6.1 Operating activities

Both the profit generated in the 2nd quarter of 2006 and positive adjustments contributed to the attainment by the Company of positive cash flows from operating activities. Most substantial positive adjustments included depreciation/amortization and change in the balance of current payables, excluding borrowings. This adjustment was impacted by an increase in trade payables as well as non-completed production, that was an effect of an expanded offer of products related to the foreign outgoing traffic in the company PBP Orbis. The most substantial negative adjustment concerned a change in the balance of receivables and prepayments following from a substantial growth in trade receivables.

6.2 Investing activities

Similarly to the preceding quarters, the most important items, on both the revenues and expenditures side, related to investments in securities made predominantly by Orbis S.A.. Moreover, the Company incurred considerable expenditures on the purchase of property, plant and equipment related to hotel modernizations and purchase of cars and coaches as a result of which the Group generated negative cash flows from investing activities.

6.3 Financing activities

In the current quarter, revenues from financing activities included borrowings taken mainly by Orbis S.A. (next tranche of borrowings to finance the development strategy of the Group). At the same time, a considerable portion of finance expenditures relates to the repayment of borrowings taken and interest on these borrowings.

7. STATEMENT OF CHANGES IN THE GROUP'S EQUITY AND DISTRIBUTED DIVIDENDS

in PLN thousand	As at June 30, 2006	As at March 31, 2006	% change in 3 months ended June 30, 2006	As at Dec. 31, 2005	% change in 6 months ended June 30, 2006	As at June 30, 2005	% change in 12 months ended June 30, 2006
Share capital	517 754	517 754	0,00%	517 754	0,00%	517 754	0,00%
Other capital	133 333	133 333	0,00%	133 333	0,00%	133 411	-0,06%
Exchange differences on consolidation	(520)	(652)	-20,25%	(1 498)	-65,29%	(642)	-19,00%
Retained earnings	1 009 130	995 830	1,34%	1 013 153	-0,40%	922 084	9,44%
Equity attributable to equity holders of the parent	**1 659 697**	**1 646 265**	**0,82%**	**1 662 742**	**-0,18%**	**1 572 607**	**5,54%**
Minority interests	1 950	1 814		1 998		1 947	
Equity	**1 661 647**	**1 648 079**	**0,82%**	**1 664 740**	**-0,19%**	**1 574 554**	**5,53%**

(all amounts are quoted in PLN thousand, unless otherwise stated)

Amounts derived from the sale of Orbis S.A. shares above their nominal value and revaluations of investments are posted under other capital. In the current quarter, other reserves did not change and the growth in this item as compared to the balance as the end of the 2nd quarter of past year results from the valuation of long-term investments in works of art.

Exchange differences on consolidation include exchange differences on consolidation of the Company UAB Hekon.

The change in retained earnings in the second quarter of 2006 was a result of the booking of net profit for the current financial period of PLN 28,167 thousand and appropriation of PLN 15,667 thousand for dividend to be disbursed from net profit of Orbis S.A. for 2005. The remaining part of the profit, PLN 132 thousand, impacted the level of retained earnings.

Dividends:

- Orbis S.A. – the dividend of PLN 15,667 thousand due to the Company's shareholders under the resolution of the Annual General Meeting of Shareholders of Orbis S.A. dated June 28, 2006. The dividend date was set for July August 8, 2006, and the dividend payment date for August 25, 2006.
- HEKON S.A. - the dividend of PLN 21,376 thousand gross due to Orbis S.A. under Resolution no. IV of the Annual General Meeting of the Company's Shareholders dated June 12, 2006 credited the account of Orbis S.A. on June 30, 2006.
- Orbis Kontrakty – the dividend of PLN 867 thousand gross due to Orbis S.A. under Resolution no. V of the Meeting of the Company's Shareholders dated June 28, 2006 credited the account of Orbis S.A. on July 31, 2006.

8. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

8.1. "Pro forma" results from continuing operations

No significant non-recurring or one-off events that might have an impact on the financial statements occurred in the current quarter.

Below presented is a table with results of hotels belonging to Orbis S.A. that were closed or liquidated in 2005 in order to highlight the impact that these hotels' performance exerted on individual items of the income statement as at June 30, 2005 and June 30, 2006. These hotels include: Wanda hotel in Cracow, Reda hotel in Szczecin, Solec hotel in Warsaw, Tranzyt hotel in Częstochowa, Grand hotel in Sopot and Europejski hotel in Warsaw. The impact of these changes is described in point 4.1 of these statements.

Results of the Orbis Group after consolidation adjustments:

in PLN thousand	Balance for 6 months ended June 30,2006	Results of liquidated hotels for 6 months ended June 30, 2006	Balance for 6 months ended June 30, 2006, hotels' results excluded	Balance for 6 months ended June 30, 2005	Results of liquidated hotels for 6 months ended June 30, 2005	Balance for 6 months ended June 30, 2005, hotels' results excluded
Net sales of products, merchandise and raw materials	473 015	276	472 739	470 595	19 042	451 553
Cost of goods sold	(359 429)	(1 627)	(357 802)	(361 140)	(15 137)	(346 003)
Selling and marketing costs	(24 291)	(104)	(24 187)	(24 265)	(588)	(23 677)
Administrative expenses	(76 686)	(485)	(76 201)	(77 625)	(2 679)	(74 946)
Other operating income	14 399	187	14 212	26 510	5 127	21 383
Other operating expenses	(8 068)	(1 268)	(6 800)	(13 936)	(348)	(13 588)
Operating profit - EBIT	**18 940**	**(3 021)**	**21 961**	**20 139**	**5 417**	**14 722**
Profit (loss) on sale of subsidiaries, affiliates and associates	0	0	0	13	0	13
Other finance income	6 749	0	6 749	9 108	3	9 105
Finance costs	(12 591)	(2)	(12 589)	(14 635)	(23)	(14 612)
Share of net profits of associates	1 291	0	1 291	497	0	497
Profit (loss) before tax	**14 389**	**(3 023)**	**17 412**	**15 122**	**5 397**	**9 725**
Income tax	4 070	0	4 070	6 019	0	6 019
Losses from discontinued operations						
Net profit (loss)	**10 319**	**(3 023)**	**13 342**	**9 103**	**5 397**	**3 706**
EBITDA	**87 458**	**(2 839)**	**90 297**	**84 129**	**6 416**	**77 713**

Results of the Orbis Hotel Group after consolidation:

in PLN thousand	Balance for 6 months ended June 30, 2006	Results of liquidated hotels for 6 months ended June 30, 2006	Balance for 6 months ended June 30, 2006, hotels' results excluded	Balance for 6 months ended June 30, 2005	Results of liquidated hotels for 6 months ended June 30, 2005	Balance for 6 months ended June 30, 2005, hotels' results excluded
Net sales of products, merchandise and raw materials	331 560	276	331 284	335 498	19 042	316 456
Cost of goods sold	(232 600)	(1 627)	(230 973)	(243 006)	(15 137)	-227 869
Selling and marketing costs	(18 739)	(104)	(18 635)	(19 733)	(588)	-19 145
Administrative expenses	(61 048)	(485)	(60 563)	(60 758)	(2 679)	-58 079
Other operating income	6 647	187	6 460	17 665	5 127	12 538
Other operating expenses	(5 188)	(1 268)	(3 920)	(11 894)	(348)	-11 546
Operating profit - EBIT	**20 632**	**(3 021)**	**23 653**	**17 772**	**5 417**	**12 355**
Profit (loss) on sale of subsidiaries, affiliates and associates	0	0	0	13	0	13
Other finance income	483	0	483	2 981	3	2 978
Finance costs	(6 973)	(2)	(6 971)	(9 594)	(23)	(9 571)
Share of net profits of associates	0	0	0	0	0	0
Profit (loss) before tax	**14 142**	**(3 023)**	**17 165**	**11 172**	**5 397**	**5 775**
Income tax	4 350	0	4 350	4 242	0	4 242
Losses from discontinued operations						
Net profit (loss)	**9 792**	**(3 023)**	**12 815**	**6 930**	**5 397**	**1 533**
EBITDA	**77 809**	**(2 839)**	**80 648**	**73 149**	**6 416**	**66 733**

8.2 Impact of consolidation/elimination of related parties from consolidation

In the first quarter of 2006, the list of consolidated companies changed. The balance sheet total as at June 30, 2006 and as at March 31, 2006 includes the company Orbis Kontrakty sp. z o.o.. This company was not included in the balance sheet total as at December 31, 2005 and as at the end of the second semi-annual period of 2005. The table below shows the effects of these changes:

In PLN thousand	As at June 30, 2006	As at March 31, 2006	% change in 3 months ended June 30, 2005	As at Dec. 31, 2005	% change in 6 months ended June 30, 2005	As at June 30, 2005	% change in 12 months ended June 30, 2005
TOTAL ASSETS	2 261 038	2 157 545	4,80%	2 160 592	4,65%	2 144 051	5,46%
Non-current assets	(20)	(23)					
Current assets	(3 438)	(2 605)					
TOTAL ASSETS pro forma	2 257 580	2 154 917	4,76%	2 160 592	4,49%	2 144 051	5,30%
TOTAL EQUITY AND LIABILITIES	2 261 038	2 157 545	4,80%	2 160 592	4,65%	2 144 051	5,46%
Equity	(2 004)	(2 252)					
Minority interests							
Non-current liabilities and provisions							
Current liabilities and provisions	(1 454)	(376)					
TOTAL EQUITY AND LIABILITIES pro forma	2 257 580	2 154 917	4,76%	2 160 592	4,49%	2 144 051	5,30%

9. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

No issuances, repurchases and repayments of debt and equity securities occurred in the period covered by these financial statements.

10. RELATED PARTY TRANSACTIONS

The list of eliminations from group consolidation is presented in the table below:

as at June 30, 2006	Orbis S.A.	Hekon S.A.	Kontrakty Sp. z o.o.	PBP Orbis Sp. z o.o.	Orbis Transport Sp. z o.o.	UAB Hekon	Razem wyłączenia
Intragroup transactions							
Receivables	50 993	135 408	0	220	555	0	187 176
Payables	131 768	1 011	1 102	8 000	41 739	3 556	187 176
Expenses	5 067	1 627	58	8 080	3 723	154	18 709
Revenues	11 838	4 581	0	1 110	1 180	0	18 709

11. CHANGES IN ACCOUNTING POLICIES

The differences between figures disclosed in the balance sheet for 3 months ended March 31, 2006 presented in these interim consolidated financial statements and the interim consolidated financial statements as at March 31 and for 3 months ended March 31, 2006 have been brought about mainly the re-valuation of property, plant and

(all amounts are quoted in PLN thousand, unless otherwise stated)

equipment by the Company. Methods applied for the purposes of valuation are presented in point 2.1.6 of the introduction to the consolidated financial statements of the Orbis Group for the annual period from January 1 to January 31, 2005. The impact of restatements made according to the above principles on the result and equity calculated according to Polish Accounting Standards is presented below.

	As at March 31, 2006 published		differences	As at March 31, 2006 current	As at March 31, 2005 published		differences	As at March 31, 2005 current	As at June 30, 2005 published		differences	As at June 30, 2005 current
BALANCE SHEET												
Non-current assets	2 002 965	1	-48 627	1 954 338	1 965 577	1	-62 031	1 903 546	1 960 923	1	-90 019	1 870 904
Current assets	203 479	2	-946	202 533	196 601	2	-1 706	194 895	273 153	2	-680	272 473
				674								674
Total assets	2 206 444		-49 573	2 157 545	2 162 178		-63 737	2 098 441	2 234 076		-90 699	2 144 051
Equity	1 634 689	3	13 390	1 648 079	1 575 834	3	-16 424	1 559 410	1 585 146	3	-10 594	1 574 552
Non-current liabilities and provisions	388 134	4	-61 342	326 792	427 635	4	-45 589	382 046	423 651	4	-68 941	354 710
Current liabilities and provisions	183 621	5	-947	182 674	158 709	5	-1 724	156 985	225 279	5	-10 490	214 789
Total Equity and liabilities	2 206 444		-48 899	2 157 545	2 162 178		-63 737	2 098 441	2 234 076		-90 025	2 144 051
INCOME STATEMENT	-10 522		-7 326	-17 848	-18 838		-4 154	-22 992	17 261		-8 158	9 103

As at March 31, 2006 current

1.	Effects of change in valuation of property, plant and equipment to fair value and other changes in property, plant and equipment in Orbis S.A.	14 678
	Change in presentation of deferred income tax and re-calculation of impact of restatement to IFRS on its level in Orbis S.A.	-59 047
	other	-4 258
	Total	**-48 627**

2.	**Change in presentation of provision for VAT payable – presently treated as reduction in receivables from the Fiscal office and other presentation adjustments**	**-946**

3.	Effects of change in valuation of property, plant and equipment to fair value and other changes in property, plant and equipment in Orbis S.A.	14 678
	other	-1 288
	Total	**13 390**

4.	**Change in presentation of deferred income tax**	**-61 342**

5.	**Change in presentation of provision for VAT payable – presently treated as reduction in receivables from the Fiscal office and other presentation adjustments**	**-947**

The differences in the income statement are chiefly a result of a growth in depreciation of tangible assets.

(all amounts are quoted in PLN thousand, unless otherwise stated)

As at March 31, 2005 current

1.	Effects of change in valuation of property, plant and equipment to fair value and other changes in property, plant and equipment in Orbis S.A.	-21 813
	Change in presentation of deferred income tax and re-calculation of impact of restatement to IFRS on its level	-40 218
	Total	**-62 031**

2.	**Change in presentation of provision for VAT payable – presently treated as reduction in receivables from the Fiscal office and other presentation adjustments**	**-1 706**

3.	Effects of change in valuation of property, plant and equipment to fair value and other changes in property, plant and equipment in Orbis S.A.	-21 813
	other	5 389
	Tptal	**-16 424**

4.	**Change in presentation of deferred income tax**	**-45 589**

5.	**Change in presentation of provision for VAT payable – presently treated as reduction in receivables from the Fiscal office and other presentation adjustments**	**-1 724**

The differences in the income statement are chiefly a result of a growth in depreciation of tangible assets.

As at June 30, 2005 current

1.	Effects of change in valuation of property, plant and equipment to fair value and other changes in property, plant and equipment in Orbis S.A.	-36 946
	Change in presentation of deferred income tax and re-calculation of impact of restatement to IFRS on its level	-61 981
	other	8 908
	Total	**-90 019**

2.	Derecognition of cash and cash equivalents as well as receivables related to special funds from the balance sheet	-8 917
	Change in presentation of prepaid tangible assets under construction and inventories	7 633
	Other presentation changes	604
	Total	**-680**

3.	Effects of change in valuation of property, plant and equipment to fair value and other changes in property, plant and equipment in Orbis S.A.	-36 946
	other	26 352
	Total	**-10 594**

4.	Change in presentation of deferred income tax	-65 774
	other	-3 167
	Total	**-68 941**

5.	Derecognition of special funds from the balance sheet	-8 917
	Other presentation changes	-1 573
	Total	**-10 490**

The differences in the income statement are chiefly a result of a growth in depreciation of tangible assets. As at December 31, 2005, presentation of deferred tax provisions and assets was changed.

(all amounts are quoted in PLN thousand, unless otherwise stated)

12. EVENTS AFTER THE BALANCE SHEET DATE

No major events that might have a significant impact on presented results for the 2nd quarter of 2006 and not included in the current financial occurred after the balance sheet date.

13. ISSUER'S SHAREHOLDERS

As at August 10, 2006, the value of the share capital of Orbis S.A. amounts to PLN 517,754 thousand and comprises of 46,077,008 shares with par value of PLN 2 each. Shareholders who hold, directly or indirectly through their subsidiaries, at least 5% of the total number of voting rights at the General Meeting of Shareholders, according to their shareholding and percentage share in share capital as at August 10, 2006, disclosed in notifications submitted to the Company under Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading and Public Companies, include:

Shareholder	No. of shares held as at Aug. 10, 2006 (no. of voting rights at the GM)	(% share in share capital as at Aug. 10, 2006 (% share in total no. of voting rights at the GM)	Change in the ownership structure from May 16, 2006 to Aug. 10, 2006 (since submission of last interim financial statements)
Accor S.A.:	18 698 000	40,57%	
[including a subsidiary of Accor S.A. - Societe d'Exploitation HOTEK POLSKA Sp. z o.o.]:	2 303 849	4,99%	
ING Nationale Nederlanden Polska Otwarty Fundusz Emerytalny:	2 715 009	5,89%	
BZ WBK AIB Asset Management S.A. - customers under management contracts, investment funds BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.:	5 606 231	12,17%	+2,03%
Commercial Union OFE BPH CU WBK:	2 338 652	5,08%	

14. CHANGES IN THE HOLDING OF ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS IN THE PERIOD SINCE THE LAST QUARTERLY REPORT

No changes have occurred in respect of the holding of Orbis S.A. shares by managing and supervising person since the date of submission of the last quarterly report.

As at August 10, 2006, members of the Management Board held the following shares in Orbis S.A.:

1. Jean Philippe Savoye - President of the Management Board
   holds 5,000 shares of Orbis S.A.
2. Krzysztof Andrzej Gerula - First Vice-President of the Management Board
   holds 2,607 shares of Orbis S.A.
3. Ireneusz Andrzej Węgłowski - Vice-President of the Management Board
   holds 3,000 shares of Orbis S.A.
4. Yannick Yvon Rouvrais - Member of the Management Board
   does not hold any Orbis S.A. shares
5. Alain Billy - Member of the Management Board
   does not hold any Orbis S.A. shares

As at August 10, 2006, members of the Supervisory Board held the following shares in Orbis S.A.:

(all amounts are quoted in PLN thousand, unless otherwise stated)

1. Claude Moscheni
   does not hold any Orbis S.A. shares
2. Erez Boniel
   does not hold any Orbis S.A. shares
3. Sabina Czepielinda
   holds 268 Orbis S.A. shares
   acquired in 1998 free of charge (employee shares)
4. Paweł Dębowski
   does not hold any Orbis S.A. shares
5. Michael Flaxman
   does not hold any Orbis S.A. shares
6. Christophe Guillemot
   does not hold any Orbis S.A. shares
7. Michael Harvey
   does not hold any Orbis S.A. shares
8. Andrzej Przytuła
   does not hold any Orbis S.A. shares
9. Janusz Rożdżyński
   does not hold any Orbis S.A. shares
10. Denys Sappey
    does not hold any Orbis S.A. shares

15. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

Legal claims - description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
Proceedings for declaration of invalidity of an administrative decision dated June 24, 1955 refusing to grant the former owners the right of temporary ownership of land constituting real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue.		Notification of the Housing and Municipal Development Office dated April 18, 2002 on pending proceedings for declaration of invalidity of an administrative decision of June 24, 1955.	Applicant: A.J.Blikle and H.A. Helmerson Andrzejewska Against: Minister of Infrastructure Participant: Orbis S.A.	The Voivodship Administrative Court dismissed the complaint of Orbis S.A. against the decision of the President of the Housing and Municipal Development Office which upheld the decision declaring the invalidity of the administrative decision of the Presidium of the National Council dated June 24, 1955 refusing to grant the former owner the right to temporary ownership of land located in Warsaw at 29 (presently 35) Jerozolimskie avenue. Orbis S.A. filed a last-resort (cassation) appeal against this decision with the Supreme Administrative Court, applying for revocation of the appealed judgment in full and passing the case to be re-examined by the Voivodship Administrative Court. On behalf of Orbis S.A. the case is defended by the Law Office Spółka Prawnicza I & Z spółka cywilna. No new developments in the case.
Proceedings for granting the right of temporary ownership (presently: the right to perpetual usufruct of land) of land constituting real property located in Warsaw at 26 Nowogrodzka street, Land and Mortgage Register no. 1599 G.		Application dated September 14, 1948 for granting the right of temporary ownership	Applicant: Jan and Tadeusz Sławiński (presently, the heirs: Elżbieta Sławińska and others Participant: Orbis S.A.	The Voivodship Administrative Court rendered the judgment revoking the decision of the President of the Capital City of Warsaw refusing to establish the right to perpetual usufruct of land and the decision of the Head of the Mazowsze Voivodship upholding the above-mentioned decision of the President. The President of the Capital City of Warsaw, by virtue of the decision dated February 6, 2006, once again refused to grant the legal successors of the former owner the right to perpetual usufruct of land constituting real property located at 26 Nowogrodzka street in Warsaw. As follows from a letter from the Office of the Capital City of Warsaw, the Real Property Management Office, dated March 2, 2006, sent to the attention of Orbis S.A., heirs of former owners appealed against the above-mentioned decision of the President of the Capital City of Warsaw dated February 6, 2006.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Proceedings for payment of remuneration for non-contractual use of the real property located in Kraków at 11 Pijarska street	1,344 800.00, incl. statutory interest from the date of the claim until the date of payment	) S., P., G., A. Marczak - statement of claim served on Orbis S.A. in October 2003; 2) A. and M. Marczak – statement of claim served on Orbis S.A. in June 2004; 3) Irena Kuc- statement of claim served on Orbis S.A. in March 2005; 4) J.Tabor and I.Ciapała - (statement of claim served on Orbis S.A. in April 2005)	Plaintiff: S. Marczak, P. Marczak, G.Marczak, A.Marczak, M. and A. Marczak, I.Kuc, E.Ciapała, J.Tabor; The Defendant: Orbis S.A.	Orbis S.A. applied for dismissal of claims. In 2005, the Court combined the 4 statements of claim to be considered as one case no. I C 1142/03. The date of the subsequent hearing has been set for April 26, 2006. The District Court in Kraków, by virtue of the decision dated March 28, 2006 seconded the application of the attorney of Orbis S.A. and revoked the exemption from the payment of court fees that had been granted to the plaintiffs (i.e. Stanisława Marczak, Paweł Marczak, Grzegorz Marczak, Adam Marczak, Andrzej Marczak and Irena Kuc). Following the hearing of the witnesses of the defendant, i.e. of Orbis S.A., on April 26, 2006, the trial was adjourned and no date of a subsequent trial was set due to the appeal filed by the plaintiffs against the above-mentioned decision dated March 28, 2006. The Court of Appeal dismissed the appeals against the decision of March 28, 2006 filed by the plaintiffs. The date of the trial was set for August 2, 2006. On behalf of Orbis S.A. this case is defended by attorney Janusz Nowiński.
Proceedings for reimbursement (proportionately to the held share in ownership) of necessary expenditure incurred by Orbis S.A. in respect of the tenement house at 11 Pijarska street in Krakow	PLN 1,541 346.56, incl. statutory interest from December 1, 2003	Statement of claim dated November 2 9, 2004	Plaintiff: Orbis S.A., Defendants: S. Marczak, P. Marczak, G. Marczak, A. Marczak, M. and A. Marczak, I. Kuc, E. Ciapała, J. Tabor,	The case pending before the District Court in Bydgoszcz. The date of the subsequent hearing has not been set. As part of legal assistance, on May 12, 2006 the Court in Kraków will hear the witnesses in the case concerned. The application of Orbis S.A. for issue of a decision to secure the claim by establishment of a mandatory mortgage up to the amount of PLN 1, 541,346 on the real property located at 11 Pijarska street was seconded by the Court. Next, Orbis S.A. applied to the Court - Land and Mortgage Registry Division for entry of the mandatory mortgage in the Land and Mortgage Register. The Court dismissed the motion since the State Treasury is entered as the owner of the property in its Land and Mortgage Register, as despite having won the case for updating the Land and Mortgage Register to the current legal situation, the co-owners failed to register their ownership rights. Orbis S.A. appealed against this decision. In response to the replies of I.Kuc, E.Ciapała and J.Tabor to the statement of claim of Orbis S.A. that were sent to Orbis S.A. attorney by the Court in Bydgoszcz, Orbis S.A. sent relevant pleadings containing the stance on the plaintiffs' allegations. On behalf of Orbis S.A. this case is defended by attorney Janusz Nowiński.

(all amounts are quoted in PLN thousand, unless otherwise stated)

1) Proceedings for reinstatement of parts of plots of lands no. 185/2 and 185/3 located in Zakopane at Polana Szymoszkowa, and 2) Proceedings for declaration of invalidity – in the part related to the above plots of land – of the decision of the Head of the Nowosądeckie Voivodship granting ownership to PP Orbis	1) Notification on the initiated proceedings dated June 11, 1996 2) Notification dated June 30, 1997 of the Housing and Municipal Development Office on the initiated administrative proceedings concerning declaration of invalidity	Applicant: H. Leśniak, B. Biernacik	1) Orbis S.A. does not accept the claims. Following numerous decisions and appeals, the files with the applicants' claimed protraction of proceedings have been returned to the Poviat Starosty in Zakopane. The case has been transferred to be defended by the Law Office Kot & Kendziorek s.c.. No new information on this case. 2) Orbis S.A. defends the validity of the decision granting ownership to Orbis. Proceedings have been suspended. No new information. The case has been transferred to be defended by the Law Office Kot & Kendziorek s.c.
3) Proceedings concerning the expiry of perpetual usufruct of Orbis S.A. in respect of real property located at Polana Szymoszkowa in Zakopane, marked as plots of land no. 185/1, 185/2, 185/3 zone 75 and 203/1, 203/2 zone 96	Notification of the Head of the Regional Office in Nowy Targ dated June 8, 1995 on proceedings initiated *ex officio*		Orbis S.A. challenges the requested expiry of perpetual usufruct, which is confirmed by administrative decisions. The applicants have filed a complaint with the Supreme Administrative Court (presently the Voivodship Administrative Court) against the decision of the Head of the Małopolskie Voivodship upholding the decision of the Tatrzański Staroste discontinuing the administrative proceedings as being groundless in the case related to the termination of perpetual usufruct. A trial was held on May 30, 2006 before the Voivodship Administrative Court. On May 31, 2006, the Voivodship Administrative Court in Cracow suspended proceedings initiated by the complaint of Jan Gąsienica and Czesława Ross and Maria Walczak against the decision of the Head of Małopolskie Voivodship concerning the refusal to open proceedings concerning invalidity of the decision concerned with nationalization because of death of one of co-participants in the proceedings. On behalf of Orbis S.A. this case is defended by the Law Office Kot & Kendziorek s.c.
4) Proceedings concerning reinstatement of the real property located at Polana Szymoszkowa in Zakopane, formerly marked as a plot of land of the 1st category no. 11654/2 with an area of 10 ares and 25 sq.m. Lwh 4567		Applicant: J. Gąsienica Ciaptak and M. Gąsienica Ciaptak	Orbis S.A. does not see any legal grounds for seconding the claims. The proceedings have been suspended. No new information on the case. The case has been transferred to be defended by the Law Office Kot & Kendziorek s.c..
Proceedings for declaration of invalidity of an administrative decision of the Presidium of the National Council of December 20, 1961 refusing to grant the former owner the right of temporary ownership of land constituting a real property located in Warsaw, at 5 Krakowskie Przedmieście street, Land and Mortgage Register no. 410, with an area of 8414 sq.m. (including 589 sq.m. held by Orbis S.A under the perpetual usufruct. – part of the access drive to the garage to Sofitel Victoria in Warsaw)	Notification of the Housing and Municipal Development Office dated July 5, 2002 on pending proceedings for declaration of invalidity	Applicant: Edward Raczyński (presently P.P. Catherina Raczyńska, W. Dembińska and W. Rey Against: Minister of Infrastructure Participant: Orbis S.A.	The Voivodship Administrative Court revoked the challenged decision of the Housing and Municipal Development Office and the preceding decision of the President of the Housing and Municipal Development Office which refused to declare invalidity of the administrative decision dated December 20, 1961 refusing to grant the former owner the right of temporary ownership of land constituting a real property located in Warsaw, at 5 Krakowskie Przedmieście street. No last resort (cassation) appeal has been filed against this decision with the Supreme Administrative Court. The case will be re-considered by the court of first instance. No new developments in the case.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Proceedings for invalidation of the notice of termination as a result of violation of procedures applicable to mass lay-offs in connection with the liquidation of the Orbis S.A. Europejski Hotel Branch in Warsaw and claim for compensation amounting to PLN 67,200 for termination of employment in violation of the law. Employees who continue to be engaged in the dispute with Orbis S.A. have reduced the value of their claims from PLN 67,200 to 3-times the sum of the last monthly salary (the average monthly salary of Hotel employees amounts to approx. PLN 2,500). Presently, the employees' claims are based on Article 45 § 1 of the Labor Code.		from July 2005 till the end of September 2005	Plaintiffs: approx. 130 employees of the liquidated Orbis S.A. Europejski Hotel Branch in Warsaw, Defendant: Orbis S.A.	Orbis S.A. applies for dismissal of all claims. To date, several dozen hearings have been held before the Regional Court in Warsaw during which, owing to the identity of claims, the Court combined individual claims filed by employees into one case (as a rule, three statements of claim are merged into once case). Presently, approx. 75 % of the employees (plaintiffs) have withdrawn their suites and waived their claims. Additionally, the Court is reducing the number of statements of claim depending on which statement of claim filed by an employee (for determination of invalidity of the notice of termination or for compensation) was the first to have been served on Orbis S.A.. The Court dismisses the second statement of claim of the employee.
Proceedings for payment of fees for rent for the period from February to June 2005 and for telecommunication services in the month of June 2005	PLN 129,243.70 plus interest	July 19, 2005	Plaintiff: Orbis S.A. Defendant: Zjednoczone Przedsiębiorstwo Rozrywkowe S.A.;	The order to pay was issued in admonitory proceedings. The Defendant filed an objection against the order to pay. The Court has suspended proceedings. No new developments in the case.

ORBIS S.A.

CONDENSED STATUTORY INTERIM FINANCIAL STATEMENT

as at June 30, and for 6 months ended on June 30, 2006

SELECTED FINANCIAL FIGURES

for 6 months ended on June 30, 2006 with comparable figures for the year 2005

	in PLN '000		in EUR '000	
	6 months ended on June 30, 2006	6 months ended on June 30, 2005	6 months ended on June 30, 2006	6 months ended on June 30, 2005
PROFIT AND LOSS ACCOUNT				
Net sales of products, merchandise and raw materials	270 682	281 865	69 402	69 076
Operating profit (loss)	22 683	24 629	5 816	6 036
Net profit (loss) on continuing operations	13 191	13 361	3 382	3 274
BALANCE SHEET				
Fixed assets	1 986 884	1 899 355	491 389	470 126
Current assets	188 425	188 864	46 601	46 747
Shareholders' equity	1 603 868	1 537 851	396 663	380 647
Long-term liabilities	298 780	312 371	73 893	77 318
Short-term liabilities	272 661	237 997	67 434	58 909
CASH FLOW STATEMENT				
Net cash flow from operating activity	12 329	43 020	3 161	10 543
Net cash flow, total	(28 296)	3 269	(7 255)	801
EARNINGS PER SHARE				
Earnings per share for the financial year	0,29	0,29	0,07	0,07
Diluted earnings per share for the financial year	0	0	0	0

EUR EX rate applied to convert:		
- for balance sheet items	4,0434	4,0401
- for P&L, CF items	3,9002	4,0805

(all amounts are quoted in PLN thousands, unless otherwise stated)

BALANCE SHEET

as at June 30, 2006, March 31, 2006, December 31, 2005 and June 30, 2005

Assets	balance as at June 30, 2006	balance as at March 31, 2006	balance as at Dec. 31, 2005	balance as at June 30, 2005
Fixed assets	**1 986 884**	**1 971 410**	**1 967 011**	**1 899 355**
Tangible fixed assets	1 464 038	1 449 040	1 447 888	1 362 700
Intangible assets, of which:	1 461	1 566	1 996	1 908
- goodwill	0	0	0	0
Investment in subsidiaries and associated companies	470 085	470 085	470 085	470 085
Financial assets held for trading	31	31	31	31
Other financial assets	242	242	242	364
Investment property	42 531	42 854	43 184	44 142
Other long-term investments	552	552	552	649
Deferred income tax assets	7 944	7 040	3 033	19 476
Current assets	**188 425**	**123 408**	**136 106**	**188 864**
Inventories	5 916	5 352	5 695	7 345
Trade receivables	30 340	20 504	17 364	27 862
Income tax receivables	0	5 339	4 770	1 452
Other short-term receivables	114 240	72 705	52 075	78 157
Financial assets at fair value through profit or loss	29 982	0	19 959	59 226
Cash and cash equivalents	7 947	19 508	36 243	14 822
Fixed assets classified as held for sale				
Total assets	**2 175 309**	**2 094 818**	**2 103 117**	**2 088 219**

BALANCE SHEET, continued

as at June 30, 2006, March 31, 2006, December 31, 2005 and June 30, 2005

(figures have been presented in PLN '000)

Shareholders' Equity and Liabilities	balance as at June 30, 2006	balance as at March 31, 2006	balance as at Dec. 31, 2005	balance as at June 30, 2005
Shareholders' equity	**1 603 868**	**1 586 556**	**1 606 344**	**1 537 851**
Share capital	517 754	517 754	517 754	517 754
Other capitals	133 333	133 333	133 333	133 411
Retained profits	952 781	935 469	955 257	886 686
Long-term liabilities	**298 780**	**267 340**	**267 342**	**312 371**
Loans and borrowings	264 717	234 717	234 717	252 940
Provision for deferred income tax	0	0	0	0
Other long-term liabilities	0	0	0	24 392
Provision for pension and similar benefits	34 063	32 374	32 374	34 955
Provisions for liabilities	0	249	251	84
Short-term liabilities	**272 661**	**240 922**	**229 431**	**237 997**
Loans and borrowings	60 624	64 414	40 835	2 416
Trade liabilities	29 393	23 046	37 294	21 638
Income tax liabilities	4 517	0	0	0
Other short-term liabilities	171 674	146 699	143 131	167 928
Provision for pension and similar benefits	4 794	4 809	4 383	4 446
Provisions for liabilities	1 659	1 954	3 788	41 569
Liabilities directly related to fixed assets classified as held for sale	0	0	0	0
Total liabilities	**2 175 309**	**2 094 818**	**2 103 117**	**2 088 219**

(all amounts are quoted in PLN thousands, unless otherwise stated)

PROFIT AND LOSS ACCOUNT

for 6 months and for 3 months ended on June 30, 2006 with comparable figures for the year 2005

	3 months ended on June 30, 2006	6 months ended on June 30, 2006	3 months ended on June 30, 2005	6 months ended on June 30, 2005
Net sales of services	158 138	270 682	171 700	281 865
Net sales of other products, merchandise and raw materials	110	256	1 058	2 004
Cost of products, merchandise and raw materials sold	(105 344)	(205 401)	(110 602)	(215 263)
Gross profit (loss) on sales	**52 904**	**65 537**	**62 156**	**68 606**
Other operating income	25 981	28 071	33 191	36 566
Distribution & marketing expenses	(9 062)	(16 860)	(10 767)	(18 438)
General overheads & administrative expenses	(27 889)	(49 220)	(29 053)	(50 123)
Other operating expenses	(108)	(4 845)	(10 209)	(11 982)
Net impairment reversal	0	0	0	0
Operating profit (loss)	**41 826**	**22 683**	**45 318**	**24 629**
Profit (loss) on sale of part or total holdings in subsidiaries, affiliates and associated companies	0	0	0	13
Financial income	147	478	2 481	2 979
Financial expenses	(4 922)	(9 852)	(7 262)	(13 010)
Profit (loss) before tax	**37 051**	**13 309**	**40 537**	**14 611**
Corporate income tax	4 072	118	4 560	1 250
Net profit (loss) on continuing operations	**32 979**	**13 191**	**35 977**	**13 361**
Discontinued operations	**0**	**0**	**0**	**0**
Loss on discontinued operations	0	0	0	0
Net profit (loss) for the financial year	**32 979**	**13 191**	**35 977**	**13 361**
Earnings (loss) per common share (in PLN)				
Earnings per share for the financial year	0,72	0,29	0,78	0,29
Earnings per share from continuing operations	0,72	0,29	0,78	0,29
Diluted earnings per share for the financial year	0	0	0	0
Diluted earnings per share from continuing operations	0	0	0	0

(all amounts are quoted in PLN thousands, unless otherwise stated)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 6 months and for 3 months ended on June 30, 2006, for 12 months preceding and for 6 months comparable for the year 2005

	Share capital	Other capitals	Retained profits	Total
Twelve months ended on December 31, 2005				
Balance as at January 1, 2005	**517 754**	**133 411**	**888 991**	**1 540 156**
- profit (loss) for the financial year	0	0	81 932	81 932
- increase of other investments value	0	(78)	0	(78)
Total changes during the period	**0**	**(78)**	**81 932**	**81 854**
dividends	0	0	(15 666)	(15 666)
Balance as at December 31, 2005	**517 754**	**133 333**	**955 257**	**1 606 344**
of which: six months ended on June 30, 2005				
Balance as at January 1, 2005	**517 754**	**133 411**	**888 991**	**1 540 156**
- profit (loss) for the financial year	0	0	13 361	13 361
- increase of other investments value	0	0	0	0
Total changes during the period	**0**	**0**	**13 361**	**13 361**
dividends	0	0	(15 666)	(15 666)
Balance as at June 30, 2005	**517 754**	**133 411**	**886 686**	**1 537 851**
Six months ended on June 30, 2006				
Balance as at January 1, 2006	**517 754**	**133 333**	**955 257**	**1 606 344**
- profit (loss) for the financial year	0	0	13 191	13 191
- increase of other investments value	0	0	0	0
Total changes during the period	**0**	**0**	**13 191**	**13 191**
dividends	0	0	(15 667)	(15 667)
Balance as at June 30, 2006	**517 754**	**133 333**	**952 781**	**1 603 868**
of which: three months ended on June, 2006				
Balance as at April 1, 2006	**517 754**	**133 333**	**935 469**	**1 586 556**
- profit (loss) for the financial year	0	0	32 979	32 979
- increase of other investments value	0	0	0	
Total changes during the period	**0**	**0**	**32 979**	32 979
dividends	0	0	(15 667)	(15 667)
Balance as at June 30, 2006	**517 754**	**133 333**	**952 781**	**1 603 868**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CASH FLOW STATEMENT

for 6 months ended on June 30, 2006 with comparable figures for the year 2005

	3 months ended on June 30, 2006	6 months ended on June 30, 2006	3 months ended on June 30, 2005	6 months ended on June 30, 2005
OPERATING ACTIVITY				
Gross profit (loss)	**37 051**	**13 309**	**40 537**	**14 611**
Adjustments:	**(10 384)**	**(1 201)**	**6 603**	**31 544**
Depreciation and amortization	25 913	51 747	23 848	49 641
(Gain) loss on foreign exchange differences	0	0	(2 721)	(2 427)
Interest and dividends	(16 793)	(12 442)	3 182	(13 902)
(Profit) loss on investing activity	(10)	292	(1 459)	(2 111)
Change in receivables and deferred and accrued expenses	(28 825)	(39 401)	(33 621)	(22 673)
Change in current liabilities, excluding loans and bank credits	9 664	(937)	11 587	14 085
Change in reserves	1 131	(280)	5 926	6 835
Change in inventories	(564)	(221)	253	1 132
Other adjustments	(900)	41	(392)	964
Cash flow from operating activity	**26 667**	**12 108**	**47 140**	**46 155**
Income tax (paid)/reimbursed	1 624	221	(1 769)	(3 135)
Net cash flow from operating activity	**28 291**	**12 329**	**45 371**	**43 020**
INVESTING ACTIVITY				
Income from the sale of tangible fixed assets and intangible assets	301	492	4 098	4 252
Income from sale of group companies	0	0	0	2 015
Income from sale of short-term securities	121 663	141 663	90 843	214 040
Income from dividends	21 376	21 376	0	0
Income from interest	521	931	349	1 133
Repayment of loans granted	4	8	0	2 776
Expenditure on tangible fixed assets and intangibles	(50 494)	(79 069)	(13 385)	(21 894)
Expenditure on purchase of group companies	0	0	0	(80)
Expenditure on purchase of short-term securities	(151 524)	(151 524)	(101 046)	(221 854)
Granting of loans	(2 500)	(14 000)	(12 514)	(12 514)
Net cash flow from investing activity	**(60 653)**	**(80 123)**	**(31 655)**	**(32 126)**
FINANCING ACTIVITY				
loans and borrowings obtained	29 447	49 447	0	0
Repayment of loans and borrowings	(322)	(322)	(201)	(201)
Payment of interest	(8 324)	(9 627)	(4 939)	(6 845)
Other financial expenditure	0	0	(579)	(579)
Net cash flow from financing activity	**20 801**	**39 498**	**(5 719)**	**(7 625)**
Change in cash and cash equivalents	**(11 561)**	**(28 296)**	**7 997**	**3 269**
Cash and cash equivalents at the beginning of period	**19 508**	**36 243**	**6 825**	**11 553**
Cash and cash equivalents at the end of period	**7 947**	**7 947**	**14 822**	**14 822**

NOTES
TO ORBIS S.A. STAND-ALONE INTERIM FINANCIAL STATEMENTS
AS AT JUNE 30, 2006 AND FOR 6 MONTHS ENDED JUNE 30, 2006

TABLE OF CONTENTS

1. BACKGROUND

The attached financial statements present the financial data of the Company Orbis S.A. with its corporate seat in Warsaw, at Bracka 16 street, 00-028 Warsaw, entered into the Register of Businesses kept by the District Court in Warsaw, XII Business Department of the National Court Register under the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z. On the regulated market, the Company's operations are classified as miscellaneous services. Orbis S.A. is Poland's largest hotel company that employs about 4,000 persons and operates a network of 50 hotels (9,311 rooms) in 29 major cities, towns and resorts in Poland. Company hotels operate under the Sofitel, Novotel, Mercure, Holiday Inn and Orbis Hotels brands.

These financial statements **have been prepared as at June 30, 2006 and for 6 months ended June 30, 2006** on the assumption that Orbis S.A. will continue as a going concern in the foreseeable future.

The attached interim financial statements comply with the International Financial Reporting Standards concerning interim financial reporting approved by the European Union, issued and valid on the date of these financial statements and with the International Accounting Standard 34 "Interim Financial Reporting" (IAS 34).

The stand-alone financial statements of Orbis S.A. as at June 30, 2006 should be read together with the consolidated interim financial statements of the Orbis Group as at June 30, 2006.

2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE COMPANY

2.1 Major events of the current quarter

Information concerning events of the current quarter of greatest significance for the Company has been presented in point 2.1 of the interim consolidated financial statements of the Orbis Group as at June 30, 2006 and for 6 months ended June 30, 2006.

2.2 Factors significant for the development of the Company

2.2.1 External factors

Information concerning macroeconomic situation has been provided in point 2.2.1 of the interim consolidated financial statements.

2.2.2 Internal factors

Information concerning internal factors has been presented in point 2.2.2 of the interim consolidated financial statements.

2.2.3 Prospects for the forthcoming quarter

Information on the Company's prospects has been presented in point 2.2.3 of the interim consolidated financial statements.

3. INCOME STATEMENT OF THE COMPANY

3.1 Income statement of the Company

In PLN thousand	3 months ended June 30, 2006	3 months ended June 30, 2005	% change - 2006 versus 2005	6 months ended June 30, 2006	6 months ended June 30, 2005	% change - 2006 versus 2005
Net sales of services, products, merchandise and raw materials	158 248	172 758	-8,40%	270 938	283 869	-4,56%
% share in total revenues	**85,83%**	**82,89%**		**90,47%**	**87,77%**	
Cost of goods sold	(105 344)	(110 602)	-4,75%	(205 401)	(215 263)	-4,58%
Selling and marketing costs	(9 062)	(10 767)	-15,84%	(16 860)	(18 438)	-8,56%
Administrative expenses	(27 889)	(29 053)	-4,01%	(49 220)	(50 123)	-1,80%
of which:						
-depreciation & amortization	(25 913)	(23 848)	8,66%	(51 747)	(49 641)	4,24%
- staff costs	(45 991)	(57 727)	-20,33%	(92 389)	(104 184)	-11,32%
- outsourced services	(31 954)	(31 844)	0,35%	(56 972)	(56 625)	0,61%
% share in total costs	**96,59%**	**89,59%**		**94,86%**	**91,91%**	
Other operating income	25 981	33 191	-21,72%	28 071	36 566	-23,23%
Other operating expenses	(108)	(10 209)	-98,94%	(4 845)	(11 982)	-59,56%
Operating profit - EBIT	**41 826**	**45 318**	-7,71%	**22 683**	**24 629**	-7,90%
Profit (loss) on sale of subsidiaries, affiliates and associates	0	0		0	13	
Other finance income	147	2 481	-94,07%	478	2 979	-83,95%
Finance costs	(4 922)	(7 262)	-32,22%	(9 852)	(13 010)	-24,27%
Profit (loss) before tax	**37 051**	**40 537**	-8,60%	**13 309**	**14 611**	-8,91%
Income tax	4 072	4 560	-10,70%	118	1 250	-90,56%
Loss from discontinued operations	0	0		0	0	
Net profit (loss)	**32 979**	**35 977**	-8,33%	**13 191**	**13 361**	-1,27%
EBIT margin (EBIT/Revenues)	26,43%	26,23%	0,76%	8,37%	8,68%	-3,51%
EBITDA	**67 739**	**69 166**	-2,06%	**74 430**	**74 270**	0,22%
EBITDA margin (EBITDA/Revenues)	42,81%	40,04%	6,92%	27,47%	26,16%	5,00%

Comments on the results generated by Orbis S.A. in the 2nd quarter of 2006 are presented in point 4.1 of the notes to the interim consolidated financial statements of the Orbis Group.

3.2 Seasonality or cyclicality of operations

Detailed presentation of the seasonal nature of hotel operations has been presented in point 4.2 of the notes to the interim consolidated financial statements of the Orbis Group.

4. BALANCE SHEET OF THE COMPANY

in PLN thousand	As at June 30, 2006	As at March 31, 2006	% change in 3 months ended June 30, 2006	As at Dec. 31, 2005	% change in 6 months ended June 30, 2006	As at June 30, 2005	% change in 12 months ended June 30, 2006
Non-current assets	1 986 884	1 971 410	0,78%	1 967 011	1,01%	1 899 355	4,61%
% share in the balance sheet total	91,34%	94,11%		93,53%		90,96%	
Current assets	188 425	123 408	52,68%	136 106	38,44%	188 864	-0,23%
% share in the balance sheet total	8,66%	5,89%		6,47%		9,04%	
TOTAL ASSETS	**2 175 309**	**2 094 818**	**3,84%**	**2 103 117**	**3,43%**	**2 088 219**	**4,17%**
Equity	1 603 868	1 586 556	1,09%	1 606 344	-0,15%	1 537 851	4,29%
% share in the balance sheet total	73,73%	75,74%		76,38%		73,64%	
Non-current liabilities and provisions	298 780	267 340	11,76%	267 342	11,76%	312 371	-4,35%
- of which: borrowings	264 717	234 717	12,78%	234 717	12,78%	252 940	4,66%
% share in the balance sheet total	13,74%	12,76%		12,71%		14,96%	
Current liabilities and provisions	272 661	240 922	13,17%	229 431	18,84%	237 997	14,56%
- of which: borrowings	60 624	64 414	-5,88%	40 835	48,46%	2 416	2409,27%
% share in the balance sheet total	12,53%	11,50%		10,91%		11,40%	
TOTAL EQUITY AND LIABILITIES	**2 175 309**	**2 094 818**	**3,84%**	**2 103 117**	**3,43%**	**2 088 219**	**4,17%**
Debt/total capital employed ratio	20,28%	18,85%		17,15%		16,60%	
Debt ratio (total liabilities/total assets ratio)	26,27%	24,26%		23,62%		26,36%	

4.1 Non-current assets

The basic item of the Company's non-current assets is property, plant and equipment accounting for 73.7% of total non-current assets. This item covers hotel buildings, premises and civil and marine engineering objects, land and rights to perpetual usufruct of land. The growth in non-current assets in a few last months results predominantly from the planned depreciation of property, plant and equipment and intangible assets as well as from reclassification of tangible assets from investments. Interests in subsidiaries and associates represent the second largest item. This item has not undergone any considerable changes against comparable periods.

4.2 Current assets

As at the end of the 2nd quarter, current assets were dominated by other current receivables (60.6% share) composed of granted short-term loans and prepayments. The share of this item in total current assets did not change as compared to the first quarter of the current year. Other items are trade receivables accounting, as in the previous quarter, for 16.1%, and financial assets at fair value through profit or loss (15.9%). Securities, i.e. bonds and certificates of deposit acquired by the Company to derive economic benefits on account of fluctuations in prices, are classified as financial assets at fair value through profit or loss. The value of this item changed as compared to the preceding period by the value of new securities purchased in the second quarter of the current year.

4.3 Non-current liabilities and provisions

Borrowings received account for 88.6% of non-current liabilities and provisions. As compared to the preceding quarter, their value changed by the amount of the subsequent installment of the borrowings taken from Bank Handlowy in Warsaw and Société Generale S.A. Branch in Poland, appropriated for the implementation of investment plans following from the development strategy adopted by the Company. Other components of non-current liabilities and provisions include deferred income tax provision and provisions for retirement benefit and other obligations. The level of these provisions did not undergo any significant changes as compared with previous quarters.

4.4 Current liabilities and provisions

Current liabilities and provisions are dominated by other current liabilities that are composed, among others, of liabilities on account of issue of debt securities (64.6% share) and current accruals. The second largest item is

current borrowings received, the amount of which has not changed markedly as compared to the previous quarter of 2006. In the current quarter, a deferred income tax liability emerged. The value of this liability is negligible and accounts for 1.7% of total current liabilities and provisions.

4.5 Borrowings

Creditor	Amount of borrowings with maturity as at the balance sheet date		Current borrowings	Non-current borrowings	
	PLN	EUR		with maturity from 1 to 3 years	with maturity of over 3 years
loan BWE-24/ORB	997	0	352	645	0
fixed term credit facilities agreement with Bank Handlowy w Warszawie S.A. and Société Genérale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK S.A. and Calyon (Arrangers)	304 119	0	40 047	77 307	186 765
loan - Hekon Hotele Ekonomiczne S.A.	20 225		20 225	0	0
TOTAL :	325 341	0	60 624	77 952	186 765

4.6 Changes in estimates of amounts

Titles for major changes	As at June 30,2006	As at March 31,2006	% change in 3 months ended June 30, 2006	As at Dec. 31,2005	% change in 6 months ended June 30, 2006
DEFERRED TAX PROVISION AND ASSETS					
1. Deferred tax provision	**0**	**0**	0,00%	**0**	0,00%
2. Deferred tax assets	**7 944**	**7 040**	12,84%	**3 033**	161,92%
PROVISIONS FOR LIABILITIES					
1. Provision for jubilee awards and retirement obligations	**38 857**	**37 183**	4,50%	**36 757**	5,71%
- created	5 366			5 165	
- used	(2 060)	(2 533)		(5 579)	
- released	(1 206)				
2. Provision for liabilities arising from court litigations	**4**	**4**	0,00%	**8**	-50,00%
- created				3	
- used		(4)		(29 000)	
- released				(5 072)	
3. Provision for restructuring costs	**1 632**	**3 081**	-47,03%	**3 508**	-53,48%
- created		24		3 508	
- used	(1 449)	(451)		(2 970)	
- released					
IMPAIRMENT OF ASSETS					
1. impairment of financial non-current assets	**6 059**	**6 059**	0,00%	**6 059**	0,00%
- created					
- used					
- reversed					
2. impairment of property, plant and equipment	**262 065**	**262 065**	0,00%	**261 520**	0,21%
- created		545		159	
- used				(12 264)	
- reversed					

4.7 Contingent assets and liabilities, including sureties for borrowings or guarantees issued in the Orbis Group

No changes in contingent assets and liabilities were reported in the 2nd quarter of 2006. As at June 30, 2006, contingent assets and liabilities are as follows:

Contingent liabilities:

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in amount in 3 months ended June 30, 2006	Financial terms and other remarks
		Issued by Orbis S.A.				
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the guarantee issued by the bank on the basis of the framework agreement no. 5/2005 dated Dec. 6, 2005	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 6, 2008	2 000 000	0	
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 270-1/10/RB/2005 dated Dec.9, 2005.	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 8, 2008	2 000 000	0	
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the investment credit facility granted by the bank under agreement no. 202-129/3/II/11/2005 dated Dec. 22, 2005.	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 31, 2012	1 000 000	0	
			TOTAL:	5 000 000	0	
		of which: surety for borrowings or		5 000 000		

5. CASH FLOWS IN THE COMPANY

In PLN thousand	3 months ended June 30, 2006	3 months ended June 30, 2005	% change - 2006 versus 2005	6 months ended June 30, 2006	6 months ended June 30, 2005	% change - 2006 versus 2005
Cash flows from operating activities	28 291	45 371	62,35%	12 329	43 020	28,66%
Cash flows from investing activities	(60 653)	(31 655)	191,61%	(80 123)	(32 126)	249,40%
Cash flows from financing activities	20 801	(5 719)	-363,72%	39 498	(7 625)	-518,01%
Total net cash flows	**(11 561)**	**7 997**	-144,57%	**(28 296)**	**3 269**	
Cash and cash equivalents at the end of period	7 947	14 822	53,62%	7 947	14 822	53,62%

5.1 Operating activities

Owing to profit realized in the 2nd quarter of 2006, the Company generated positive cash flows from operating activities. The most substantial positive adjustment of profit concerned, as usual, depreciation/amortization. The

negative adjustments related include predominantly changes in the balance of receivables and prepayments that were brought about by an increase in trade receivables (among which it was receivables for operating supplies and services that increased most) and in other receivables, chiefly prepayments for tangible assets under construction. The significant negative adjustment concerned interest and dividends, i.e. the dividend received by Orbis S.A from the Company Hekon Hotele Ekonomiczne in the 2nd quarter of 2006.

5.2 Investing activities

Major items, both on the revenues and expenditures side, include income from sale of securities and expenditures on acquisition of securities. Moreover, dividend income represents a noticeable positive item, while expenditures on purchase of tangible assets under construction – a negative one.

5.3 Financing activities

In the current quarter, cash flows from financing activities comprised, first and foremost, of the subsequent tranche of the fixed-term credit facility in the amount of PLN 30,000 thousand taken from Bank Handlowy in Warsaw and Sociéte Genérale S.A. Branch in Poland, as well as repayment of interest.

6. STATEMENT OF CHANGES IN EQUITY AND DISTRIBUTED DIVIDENDS

In PLN thousand	As at June 30, 2006	As at March 31, 2006	% change in 3 months ended June 30, 2006	As at Dec. 31, 2005	% change in 6 months ended June 30, 2006	As at June 30, 2005	% change in 12 months ended June 30, 2006
Share capital	517 754	517 754	0,00%	517 754	0,00%	517 754	0,00%
Other capital	133 333	133 333	0,00%	133 333	0,00%	133 411	-0,06%
Retained earnings	952 781	935 469	1,85%	955 257	-0,26%	886 686	7,45%
Equity	**1 603 868**	**1 586 556**	**1,09%**	**1 606 344**	**-0,15%**	**1 537 851**	**4,29%**

Amounts derived from the sale of Orbis S.A. shares above their nominal value and revaluations of investments are posted under other capital. In the current quarter, reserves did not change and the growth in this item as compared to the balance as the end of the 2nd quarter of past year results from the re-valuation of long-term investments in works of art.

The change in retained earnings in the second quarter of 2006 was a result of the booking of net profit for the current financial period of PLN 32,979 thousand and appropriation of PLN 15,667 thousand for dividend to be distributed from net profit of Orbis S.A. for 2005.

Dividends:

- Orbis S.A. – the dividend of PLN 15,667 thousand due to the Company's shareholders under the resolution of the Annual General Meeting of Shareholders of Orbis S.A. dated June 28, 2006. The dividend date was set for July August 8, 2006, and the dividend payment date for August 25, 2006.
- HEKON S.A..- the dividend of PLN 21,376 thousand gross due to Orbis S.A. under Resolution no. IV of the Annual General Meeting of the Company's Shareholders dated June 12, 2006 credited the account of Orbis S.A. on June 30, 2006.
- Orbis Kontrakty – the dividend of PLN 867 thousand gross due to Orbis S.A. under Resolution no. V of the Meeting of the Company's Shareholders dated June 28, 2006 credited the account of Orbis S.A. on July 31, 2006.

7. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

No significant non-recurring and one-off events occurred in the current quarter.

Below presented is a table with results of hotels belonging to Orbis S.A. that were closed or liquidated in 2005 in order to highlight the impact that these hotels' performance exerted on individual items of the income statement as at June 30, 2005 and June 30, 2006. These hotels include: Wanda hotel in Cracow, Reda hotel in Szczecin, Solec hotel in Warsaw, Tranzyt hotel in Częstochowa, Grand hotel in Sopot and Europejski hotel in Warsaw.
Results of Orbis S.A.:

in PLN thousand	Balance for 6 months ended June 30,2006	Results of liquidated hotels for 6 months ended June 30, 2006	Balance for 6 months ended June 30, 2006, hotels' results excluded	Balance for 6 months ended June 30, 2005	Results of liquidated hotels for 6 months ended June 30, 2005	Balance for 6 months ended June 30, 2005, hotels' results excluded
Net sales of products, merchandise and raw materials	270 938	276	270 662	283 869	19 042	264 827
Cost of goods sold	(205 401)	(1 627)	(203 774)	(215 263)	(15 137)	(200 126)
Selling and marketing costs	(16 860)	(104)	(16 756)	(18 438)	(588)	(17 850)
Administrative expenses	(49 220)	(485)	(48 735)	(50 123)	(2 679)	(47 444)
Other operating income	28 071	187	27 884	36 566	5 127	31 439
Other operating expenses	(4 845)	(1 268)	(3 577)	(11 982)	(348)	(11 634)
Operating profit - EBIT	**22 683**	**(3 021)**	**25 704**	**24 629**	**5 417**	**19 212**
Profit (loss) on sale of subsidiaries, affiliates and associates	0	0	0	13	0	13
Other finance income	478	0	478	2 979	3	2 976
Finance costs	(9 852)	(2)	(9 850)	(13 010)	(23)	(12 987)
Profit (loss) before tax	**13 309**	**(3 023)**	**16 332**	**14 611**	**5 397**	**9 214**
Income tax	118	0	118	1 250	0	1 250
Losses from discontinued operations						
Net profit (loss)	**13 191**	**(3 023)**	**16 214**	**13 361**	**5 397**	**7 964**
EBITDA	**74 430**	**(2 839)**	**77 269**	**74 270**	**6 416**	**67 854**

8. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

No issuances, repurchases and repayments of debt and equity securities occurred in the period covered by these financial statements.

9. RELATED PARTY TRANSACTIONS

In the period covered by these financial statements, Orbis S.A. did not execute any transactions with related parties the amount of which would surpass EUR 500 thousands.
No transactions involving transfer of rights and obligations, either free of charge or against consideration, were executed between the Company and related parties:
a) members of the Management Board or Supervisory Board of Orbis S.A.,
b) spouses, next-of-kin or relatives of the first and second degree of members of the Management and Supervisory Board of Orbis S.A., its subsidiaries and associates,
c) persons linked by a relation of guardianship, adoption or custody with members of the Management and Supervisory Board of Orbis S.A., its subsidiaries and associates.

10. CHANGES IN ACCOUNTING POLICIES

Full presentation of Orbis S.A. accounting policies, applicable as from January 1, 2005, is provided in point 2.1 of the notes to the annual financial statements of Orbis S.A. as at December 31, 2005.

The differences between figures disclosed in the balance sheet for 3 months ended March 31, 2006 presented in these interim consolidated financial statements and the interim consolidated financial statements as at March 31 and for 3 months ended March 31, 2006 have been brought about mainly the re-valuation of property, plant and equipment by the Company. Methods applied for the purposes of valuation are presented in point 2.1.6 of the introduction to the consolidated financial statements of the Orbis Group for the annual period from January 1 to January 31, 2005. The impact of restatements made according to the above principles on the result and equity calculated according to Polish Accounting Standards is presented below.

	As at March 31, 2006 published		differences	As at March 31, 2006 current	As at March 31, 2005 published		differences	As at March 31, 2005 current	As at June 30, 2005 published		differences	As At June 30, 2005 current
BALANCE SHEET												
Non-current assets	2 015 779	1	-44 369	1 971 410	1 995 600	1	-81 403	1 914 197	1 995 176	1	-95 821	1 899 355
Current assets	124 354	2	-946	123 408	130 655	2	-1 706	128 949	191 397	2	-2 533	188 864
Total assets	2 140 133		-45 315	2 094 818	2 126 255		-83 109	2 043 146	2 186 573		-98 354	2 088 219
Equity	1 573 166	3	13 390	1 586 556	1 533 964	3	-16 424	1 517 540	1 560 386	3	-22 537	1 537 849
Non-current liabilities and provisions	325 098	4	-57 758	267 340	378 660	4	-64 961	313 699	378 142	4	-65 771	312 371
Current liabilities and provisions	241 869	5	-947	240 922	213 631	5	-1 724	211 907	248 045	5	-10 046	237 999
Total equity and liabilities	2 140 133		-45 315	2 094 818	2 126 255		-83 109	2 043 146	2 186 573		-98 354	2 088 219
INCOME STATEMENT	-12 462		-7 326	-19 788	-18 462		-4 154	-22 616	23 742		-10 381	13 361

As at March 31, 2006 current

1.	Effects of change in valuation of property, plant and equipment to fair value and other changes in property, plant and equipment	14 678
	Change in presentation of deferred income tax and re-calculation of impact of restatement to IFRS on its level	-59 047
	Total	**-44 369**

2.	**Change in presentation of provision for VAT payable – presently treated as reduction in receivables from the Fiscal office and other presentation adjustments**	**-946**

3.	Effects of change in valuation of property, plant and equipment to fair value and other changes in property, plant and equipment	14 678
	other	-1 288
	Total	**13 390**

4.	**Change in presentation of deferred income tax**	**-57 758**

5.	**Change in presentation of provision for VAT payable – presently treated as reduction in receivables from the Fiscal office and other presentation adjustments**	**-947**

The differences in the income statement are chiefly a result of a growth in depreciation of tangible assets.

As at March 31, 2005 current

1.	Effects of change in valuation of property, plant and equipment to fair value and other changes in property, plant and equipment	-21 813
	Change in presentation of deferred income tax and re-calculation of impact of restatement to IFRS on its level	-59 590
	Total	**-81 403**

2.	**Change in presentation of provision for VAT payable – presently treated as reduction in receivables from the Fiscal office and other presentation adjustments**	**-1 706**

3.	Effects of change in valuation of property, plant and equipment to fair value and other changes in property, plant and equipment	-21 813
	other	5 389
	Total	**-16 424**

4.	**Change in presentation of deferred income tax**	**-64 961**

5.	**Change in presentation of provision for VAT payable – presently treated as reduction in receivables from the Fiscal office and other presentation adjustments**	**-1 724**

The differences in the income statement are chiefly a result of a growth in depreciation of tangible assets.

As at June 30, 2005 current

1.	Effects of change in valuation of property, plant and equipment to fair value and other changes in property, plant and equipment	-36 946
	Change in presentation of deferred income tax and re-calculation of impact of restatement to IFRS on its level	-58 875
	Total	**-95 821**

2.	Derecognition of cash and cash equivalents as well as receivables related to special funds from the balance sheet	-8 917
	Change in presentation of prepaid tangible assets under construction and inventories	7 633
	Other presentation changes	-1 249
	Total	**-2 533**

3.	Effects of change in valuation of property, plant and equipment to fair value and other changes in property, plant and equipment	-36 946
	other	14 409
	Total	**-22 537**

4.	Change in presentation of deferred income tax	-65 774
	other	3
	Total	**-65 771**

5.	Derecognition of special funds from the balance sheet	-8 917
	Other presentation changes	-1 129
	Total	**-10 046**

The differences in the income statement are chiefly a result of a growth in depreciation of tangible assets. As at December 31, 2005, presentation of deferred tax provisions and assets was changed.

11. EVENTS AFTER THE BALANCE SHEET DATE

No major events that might have a significant impact on presented results for the 2nd quarter of 2006 and not included in the current financial occurred after the balance sheet date.

12. SHAREHOLDERS

As at August 10, 2006, the value of the share capital of Orbis S.A. amounts to PLN 517,754 thousand and comprises of 46,077,008 shares with par value of PLN 2 each. Shareholders who hold, directly or indirectly through their subsidiaries, at least 5% of the total number of voting rights at the General Meeting of Shareholders, according to their shareholding and percentage share in share capital as at August 10, 2006, disclosed in notifications submitted to the Company under Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading and Public Companies, include:

Shareholder	No. of shares held as at Aug. 10, 2006 (no. of voting rights at the GM)	(% share in share capital as at Aug. 10, 2006 (% share in total no. of voting rights at the GM)	Change in the ownership structure from May 16, 2006 to Aug. 10, 2006 (since submission of last interim financial statements)
Accor S.A.:	18 698 000	40,57%	
[including a subsidiary of Accor S.A. - Societe d'Exploitation HOTEK POLSKA Sp. z o.o.]:	2 303 849	4,99%	
ING Nationale Nederlanden Polska Otwarty Fundusz Emerytalny:	2 715 009	5,89%	
BZ WBK AIB Asset Management S.A. - customers under management contracts, investment funds BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.:	5 606 231	12,17%	+2,03%
Commercial Union OFE BPH CU WBK:	2 338 652	5,08%	

13. CHANGES IN THE HOLDING OF ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS IN THE PERIOD SINCE THE LAST QUARTERLY REPORT

No changes have occurred in respect of the holding of Orbis S.A. shares by managing and supervising person since the date of submission of the last quarterly report.

As at August 10, 2006, members of the Management Board held the following shares in Orbis S.A.:

1. Jean Philippe Savoye - President of the Management Board
   holds 5,000 shares of Orbis S.A.
2. Krzysztof Andrzej Gerula - First Vice-President of the Management Board
   holds 2,607 shares of Orbis S.A.
3. Ireneusz Andrzej Węgłowski - Vice-President of the Management Board
   holds 3,000 shares of Orbis S.A.
4. Yannick Yvon Rouvrais - Member of the Management Board
   does not hold any Orbis S.A. shares
5. Alain Billy - Member of the Management Board
   does not hold any Orbis S.A. shares

As at August 10, 2006, members of the Supervisory Board held the following shares in Orbis S.A.:

1. Claude Moscheni
   does not hold any Orbis S.A. shares
2. Erez Boniel
   does not hold any Orbis S.A. shares
3. Sabina Czepielinda
   holds 268 Orbis S.A. shares
   acquired in 1998 free of charge (employee shares)
4. Paweł Dębowski

does not hold any Orbis S.A. shares

5. Michael Flaxman
   does not hold any Orbis S.A. shares
6. Christophe Guillemot
   does not hold any Orbis S.A. shares
7. Michael Harvey
   does not hold any Orbis S.A. shares
8. Andrzej Przytuła
   does not hold any Orbis S.A. shares
9. Janusz Rożdżyński
   does not hold any Orbis S.A. shares
10. Denys Sappey
    does not hold any Orbis S.A. shares

14. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

Description of major litigations pending before courts, arbitration or public administration bodies is provided in point 15 of the notes to the interim consolidated financial statements.